EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF HUNGARY
DATED OCTOBER 5, 2009
TABLE OF CONTENTS

EXHIBITS	3
FOREIGN EXCHANGE	3
PRESENTATION OF INFORMATION	4
THE REPUBLIC OF HUNGARY	6
General	6
Political System	7
International Relations	11
THE ECONOMY	14
Background	14
Recent Economic Performance	15
Principal Sectors of the Economy	21
PRIVATIZATION	26
Status of Privatization Efforts	26
Methods of Privatization Used	26
BALANCE OF PAYMENTS AND FOREIGN TRADE	28
Balance of Payments	28
Foreign Trade	30
Foreign Direct Investment	32
Foreign Exchange Reserves	40
MONETARY AND FINANCIAL SYSTEM	41
National Bank of Hungary	41
Foreign Exchange and Convertibility of the Forint	46
The Hungarian Banking System	46
Capital Markets	49
PUBLIC FINANCE	51
General Information	51
Methodology	51
Budget Trends	51
Changes in Taxation on Cash Basis (HUF Billion)	53
Central Government Budget	55
Corporate Profit Tax and Corporate Dividend Tax	59
Personal Income Tax	59
Value Added Tax	59
Registration Tax	59

Excise Duty	59
Luxury Tax	59
Solidarity Surtax	59
Other Central Government Revenues	59
Local Taxes	59
Social Security and Extra-Budgetary Funds	60
Health Care System	60
Pension System	61
Local Government Finance	62
EU Net Position	62
Medium-Term Fiscal Program and the Convergence Programme	63
NATIONAL DEBT	66
General Information	66
Public Debt	66
Gross External Debt	70
Relations with Multilateral Financial Institutions	72
TABLES AND SUPPLEMENTARY INFORMATION	74
External Funded Convertible Currency of the NBH and the Republic	74
Internal Debt of the Republic	82
Guarantees Provided by the Republic	83

     This document is an exhibit to the Republic of Hungary’s Annual Report on Form 18-K for the fiscal year ended December 31, 2007.
FOREIGN EXCHANGE
     Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (“forint” or “HUF”), in euro (“Euro” or “EUR”), and in U.S. dollars (“USD”). All currency conversions in this report are at the Hungarian National Bank’s (the “NBH”) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or Euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.
     The following table sets forth the forint/Euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2004	2005	2006	2007	2008
	(HUF per EUR)
Year end	245.93	252.73	252.30	253.35	264.78
Average for year	251.68	248.05	264.27	251.31	251.25

Source: NBH
     The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2004	2005	2006	2007	2008
	(HUF per USD)
Year end	180.29	213.58	191.62	172.61	187.91
Average for year	202.63	199.66	210.51	183.83	171.80

Source: NBH
     On October 5, 2009, the official (middle) exchange rate was HUF 182.92 = USD 1.00, HUF 267.38 = EUR 1.00, and EUR 0.68 = USD 1.00. For information on the convertibility of the forint, see “Monetary and Financial System – Foreign Exchange and Convertibility of the Forint.”
     Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report.

PRESENTATION OF INFORMATION
     Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (the “IMF”) (as set forth in the Manual on Governance Finance Statistics, IMF 1986) (“GFS”). In order to comply with its European Union (“EU”) accession obligations, the Republic has commenced producing certain data on the basis of the European System of Accounts 95 (“ESA 95”). ESA 95 methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA 95, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.
     On March 22, 2005, the EU decided the ESA 95 deficit figures should be adjusted in certain countries (including Hungary) due to the introduction of private pension systems. In particular, the EU decided that a given ratio of revenue shortfall should be deducted from the ESA 95 budget deficit figures when measuring the Maastricht criterion related to budget deficit per gross domestic product (“GDP”) ratio. For the Republic, the EU decided that, for 2004 and 2005, 100% of the revenue shortfall should be deducted from the government budget, for 2006, 80% of the revenue shortfall should be deducted, for 2007, 60% of the revenue shortfall should be deducted, in 2008, 40% of the revenue shortfall should be deducted, and in 2009, 20% of the revenue shortfall should be deducted. Eurostat and the Republic publish budget deficit data based on ESA 95 both as adjusted for deductions for the revenue shortfall due to the introduction of private pension systems, and without such adjustment. Accordingly, in this report, (i) budget deficit data referred to as being based on “Adjusted ESA 95” refers to budget deficit data based on ESA 95 which has been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems and (ii) budget deficit data referred to as being based on “Unadjusted ESA 95” refers to budget deficit data based on ESA 95 which has not been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems.
     On October 3, 2005, the Hungarian Central Statistical Office (“CSO”) modified the calculation methodology of the gross domestic product as measured by ESA 95. From 2005, according to the applicable EU regulations, Financial Intermediation Services Indirectly Measured (“FISIM”) is required to be calculated on a new methodology and is required to be allocated to user sectors/industries. As a result of this methodological change, the CSO revised upwards the GDP data for the years 2001, 2002, 2003 and 2004. All GDP data in this report have been calculated based on the revised methodology.
     On September 30, 2008, the NBH modified the calculation methodology of the balance of payments. According to the NBH, the revision of goods data is the most significant of the areas affected by the revision. In the past, trade accredit assets in the balance of payments were determined basically by the difference between cash-based trade data reported to the NBH and accruals-based statistical data as measured by the CSO. Beginning in the third quarter of 2004, such deviations showed an unidirectional pattern, unjustifiable in terms of economic fundamentals. The NBH recorded a large part of calculated turnover in trade credit as statistical error (under errors and omissions) and started to examine the causes of deviations together with the CSO. During the examination, enterprises not registered in the territory of Hungary, only obliged to declare VAT but playing an increasingly greater role in the country’s foreign trade, became the centre of attention. Such enterprises provide data for Hungary’s foreign trade statistics, in accordance with the practice of the European Union. While the data must be treated as part of Hungarian foreign trade, consistent with international standards on foreign trade statistics, there are no clearly defined recommendations for their treatment in the national accounts and the balance of payments. In the view of domestic experts, in terms of the national accounts and the balance of payments such enterprises do not constitute part of the Hungarian economy and, therefore, they should be recorded differently from the standards on foreign trade statistics. This means that trade margins on foreign trade transactions should be ignored when assessing the performance of the Hungarian economy. The NBH have revised the values of goods exports and imports recorded in the balance of payments in a way that the balance of goods has been adjusted by the amounts above. The revision has not affected the CSO’s official foreign trade statistics. As a result of this methodological change, the NBH revised the balance of payments data for the years 2006 and 2007. All balance of payments data in this report have been calculated based on the revised methodology.

THE REPUBLIC OF HUNGARY
General
     The Republic of Hungary (the “Republic” or “Hungary”) lies in Central Europe and covers an area of approximately 93,000 square kilometers (“km”). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south, and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.
     Currently, the population of Hungary is approximately 10.0 million. Approximately 66% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial centre of Hungary. While approximately 97% of the population is Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

     The following table sets forth certain information with respect to the population growth rate in the Republic for the periods indicated:
The Population of Hungary

	As of January 1,
	2004	2005	2006	2007	2008	2009*
Population (in thousand persons)	10,117	10,098	10,077	10,066	10,045	10,031
Increase (decrease) in population (%)	(0.2)	(0.2)	(0.2)	(0.1)	(0.2)	(0.1)

Source: CSO

*	Preliminary data.
     The following table sets forth the age distribution for the population of the Republic for the periods indicated:
The Age Distribution of the Population of Hungary

Age (in years)	As of January 1,
	2004	2005	2006	2007	2008	2009*
	(Number of persons, in thousands)
0-9	998	981	968	966	965	965
10-19	1,247	1,233	1,210	1,188	1,163	1,163
20-29	1,576	1,534	1,487	1,451	1,411	1,411
30-39	1,378	1,432	1,494	1,540	1,570	1,570
40-49	1,416	1,352	1,300	1,264	1,258	1,258
50-59	1,376	1,414	1,458	1,488	1,483	1,483
60-69	1,033	1,048	1,048	1,053	1,070	1,070
70-79	766	766	761	755	753	753
80-89	285	294	309	324	335	335
90 +	42	44	42	40	37	37

Source: CSO

*	Preliminary data.
Political System
Transformation and New Constitution
     Immediately after World War II, Hungary was governed by a “grand coalition” of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.
     During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the “Hungarian People’s Republic” to the “Republic of Hungary.” Also in 1989, the constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989, and in 1990 the first multi-party elections in the country since 1947 took place.

President
     The President of the Republic is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may only be re-elected once. The current President is Mr. László Sólyom, who was elected in 2005. The President’s authority is limited. Most of the actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. The main powers of the President include:
•	representing the nation as head of state;

•	concluding international treaties and agreements on behalf of the Republic (agreements that are legislative in character require the prior consent of Parliament);

•	safeguarding the democratic operation of the political process;

•	acting as commander-in-chief of the armed forces;

•	setting the date for Parliamentary and local elections;

•	initiating certain measures in Parliament;

•	initiating referenda;

•	appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•	granting pardons.
Government
     The government of Hungary consists of the Prime Minister and other ministers forming the Cabinet (currently 15 ministers, of which one is without portfolio). The Prime Minister and the government’s program are approved by a simple majority vote of Parliament. The Prime Minister is elected for four years by Parliament upon the proposal of the President. If for some reason, such as removal through a no-confidence vote, resignation or death, the Prime Minister loses the office and the Government its mandate, a new Prime Minister will be elected by the Parliament with a mandate that expires after the next general election. The other ministers are proposed by the Prime Minister and appointed and removed by the President. The government is charged with the executive function of the Republic and proposing legislation to Parliament.
     The Parliament elected Mr. Gordon Bajnai Prime Minister in April 2009. See “– Recent Political Developments.”
Parliament
     The single-chamber Hungarian Parliament is the country’s supreme legislative body. The Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court and the Attorney General.
     The Parliament is elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally dividing a set number of seats). The Republic last held parliamentary elections in April 2006. See “– Recent Political Developments.”
Judiciary
     The Hungarian judiciary consists of the Supreme Court, the county courts, the Metropolitan Court of Budapest and the local and labor courts. Legislation may provide for special courts to be convened for certain types of cases. Three Courts of Appeal located in Budapest, Pécs and Szeged were established with regional jurisdiction on July 1, 2003 and began their operations at that time. Two more Courts of Appeal with regional jurisdiction located in Debrecen and Gyõr were established in July 2004 and began their operations on January 1, 2005. The Supreme Court sets guidelines for the judicial process of every court. Resolutions of the Supreme Court concerning uniformity are binding on all courts of the Hungarian judiciary. Judges of the Republic are independent and are subordinate only to the law. Local courts have original jurisdiction. The Courts of Appeal, the county courts and the Metropolitan Court of Budapest have both appellate and original jurisdiction. The President of the Republic nominates and Parliament elects the President of the Supreme Court. The President of the Supreme Court nominates and the President of the Republic appoints the Vice-Presidents of the Supreme Court. The President of the Republic also appoints and removes professional (non-arbitration) judges. The President of the Republic may only remove professional judges for cause using procedures prescribed by law.
     The Constitutional Court is separate from the regular Hungarian judiciary. It decides on the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. Parliament elects the eleven members of the Constitutional Court. Justices of the Constitutional Court serve for nine-year terms.
     Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or the Permanent Court of Arbitration of Financial and Capital Markets.
Parliamentary Commissioners
     Pursuant to the Data Protection and Freedom of Information Act of 1992 and the Act on the Parliamentary Commissioner of 1993, Parliament elects the Parliamentary Commissioner for Civil Rights, the Parliamentary Commissioner for Data Protection and Freedom of Information and the Parliamentary Commissioner for National and Ethnic Minorities’ Rights (such commissioners are also known as Ombudsmen). Each Ombudsman is elected for a period of six years (with the first such election having taken place in 1995) and is exclusively responsible to Parliament. The principal role of the Ombudsmen is to help defend the public’s rights vis-à-vis the public administration.
     Any individual who alleges that a proceeding, decision or action (including any omission to act) of, or taken by, any administrative or governmental authority and certain other entities caused the violation of his or her rights or that such violation is imminent may apply to the Ombudsmen to help protect his or her respective rights. In addition to monitoring and supervising data protection and the freedom of information in general and exercising the competence of an Ombudsman in the relevant area, the Data Protection Commissioner’s tasks also include, most importantly, the maintenance of the Data Protection Register and providing opinions on related legislative proposals and categories of official secrets. Pursuant to the Act on State and Official Secrets of 1995, the Parliamentary Commissioner for Data Protection is also entitled to change the classification of state and official secrets.
     At the end of 2007 the Act on the Parliamentary Commissioner of 1993 was amended, and the position of Parliamentary Commissioner for Future Generations was created. This Ombudsman is responsible for controlling the implementation of the regulation ensuring the sustainability and improvement of the environment and nature.
Local Government
     Hungary is divided into administrative units, which include the capital (Budapest), counties, cities/towns and villages. Local governments are autonomous, democratically manage local affairs and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected for four-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held in October 2006.

Recent Political Developments
     The Republic held Parliamentary elections in April 2006. Nominees of the following parties gained mandates: the Hungarian Socialist Party (“HSP”), the electoral partnership comprised of Fidesz-Hungarian Civic Union (“Fidesz”), the Christian Democrats People’s Party (“CDPP”), the Alliance of Free Democrats (“AFD”) and the Hungarian Democratic Forum (“HDF”). The following table sets forth the results of the 2006 Parliamentary elections as published by the Hungarian National Election Office (the “NEO”):

		Share of
	Number of	seats
	seats	(%)
AFD	18	4.66
Fidesz	164	42.49
HDF	11	2.85
HSP	186	48.19
HSP/AFD Joint Candidate	6	1.55
Independent Representatives	1	0.26

Total	386	100.00

Source: NEO
Composition of the Parliament as of December 31, 2008

		Share of
	Number of	seats
	seats	(%)
AFD(1)	19	4.94
Fidesz	138	35.84
HDF	10	2.60
HSP	190	49.35
CDPP	23	5.97
Independent Representatives	5	1.30

Total(1)	385	100.00

Source: Parliament of Hungary

Note:

(1) Mr. Ferenc Gegesy, a former member of the AFD, forfeited his mandate as of September 15, 2008.
     No single party won a majority of the Parliamentary seats in the 2006 elections. HSP and AFD were able to form a coalition government with a combined total of 210 of the 386 Parliamentary seats. Leaders of the two coalition parties forming the new government signed a coalition agreement on May 29, 2006. The former Prime Minister, Mr. Ferenc Gyurcsány, was proposed by the President to the Parliament to be elected as the new Prime Minister. On May 30, 2006, he handed in the new government program. On June 9, 2006, the government was formally inaugurated. During April 2008, the minority coalition partner AFD decided to leave the coalition. On May 5, 2008, the minority government led by Mr. Ferenc Gyurcsány was sworn in.
     Subsequently, on April 7, 2009, 92 members of the faction of HSP handed in a constructive no-confidence provision to replace the cabinet led by Mr. Ferenc Gyurcsány by a cabinet led by Mr. Gordon Bajnai. The constructive no-confidence provision was approved by single majority of the Parliament, and Mr. Gordon Bajnai was sworn in as the new Prime Minister on April 14, 2009. The members of the new cabinet led by Mr. Gordon Bajnai took their office on April 16, 2009.

     The next Parliamentary elections are scheduled for April 2010.
Local Government Elections
     The following table shows the results of the last local government elections, which were held in October 2006:
Local Government Elections Results

		County
	Budapest	government	Municipalities
	(percentage of total vote)
HSP–AFD	47.46	34.87	11.19
Fidesz	47.42	54.14	17.72
Other	5.12	10.99	71.09

Total	100.00	100.00	100.00

Source: NEO
     As of the date of this document, the composition of the local governments has not changed substantially since the last elections held in October 2006. The next local government elections are scheduled to take place in October 2010.
European Parliament Elections
     The first elections of Hungarian members to the European Parliament were held on June 13, 2004. The second elections of Hungarian members to the European Parliament were held on June 7, 2009. The following table shows the political affiliations of the Hungarian members of the European Parliament after the second elections:
Seats in European Parliament

Seats
Fidesz-CDPP	14
HDF	1
HSP	4
Jobbik(1)	3

Source: European Parliament

(1)	Jobbik Magyarországért Mozgalom (“Jobbik”).
     The next European Parliament elections are scheduled for 2015.
International Relations
     Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the “UN”) in 1955 and is a member of many of its specialized agencies such as UNESCO, FAO, UNIDO, WHO and WTO (as described below). In 1996, Hungary officially became a member of the Organization for Economic Co-Operation and Development (the “OECD”), which was a decisive step towards integrating with the developed nations and obtaining full European Union (“EU”) membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (“NATO”). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global

Environment Protection Fund, World Trade Organization (“WTO”), the International Bank for Reconstruction and Development (the “IBRD” or the “World Bank”), the Organization for Security and Co-Operation in Europe, IMF, the Council of Europe, the International Finance Corporation (“IFC”), the Central European Free Trade Agreement (“CEFTA”), the International Development Agency, Food and Agriculture Organization (“FAO”), the World Health Organization (“WHO”), the European Bank for Reconstruction and Development (“EBRD”), the United Nations Educational Scientific and Cultural Organization (“UNESCO”), the United Nations Industrial Development Organization (“UNIDO”), the European Investment Bank (“EIB”) and the Council of Europe Development Bank (“CEB”). Hungary is also a member of the Central European Initiative, the other members of which are Austria, Italy, Slovenia, Croatia, Slovakia, Poland and the Czech Republic. The Central European Initiative mainly addresses issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-Operation in Europe (formerly referred to as the Conference on Security and Co-Operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.
European Union
     Hungary joined the EU on May 1, 2004. Hungarian representatives in the European Parliament assumed the following positions: Mr. Szabolcs Fazakas (HSP) became the Chairman of the European Committee on Budgetary Control (“BUDG”), Mr. Pál Schmitt (European People’s Party-European Democrats) became the Vice-Chairman of the Committee on Culture and Sport (“CULT”), Ms. Zita Gurmai (HSP) assumed the position of Vice-Chairwoman of the Committee on Women’s Rights and Equal Opportunities (“FEEM”), and Ms. Katalin Lévai (HSP) became the Vice-Chairwoman of the Committee on Civil Liberties, Justice and Home Affairs. Furthermore, Mr. József Szájer and Ms. Magda Kósáné Kovács became Vice-Floor leaders of the European People’s Party-European Democrats and the Party of European Socialists, respectively.
     Subsequently, after the parliamentary elections of the European Union in June 2009, the Hungarian representatives of the European Parliament assumed the following positions: Pál Schmitt (FIDESZ-CDPP) became a vice-president for the European Parliament, Tamás Deutsch (FIDESZ-CDPP) became the vice-chairman for the Committee on Budgetary Control, Kinga Gál (FIDESZ-CDPP) became the vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs, Kinga Göncz (HSP) became the vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs, Zita Gurmai (HSP) became the vice-chairwoman for the Committee on Constitutional Affairs, Ágnes Hankiss (FIDESZ-CDPP) became the vice-chairwoman for the Committee on Petitions, Lívia Járóka (FIDESZ-CDPP) became the vice-chairwoman for the Committee on Women’s Rights and Gender Equality.
     Hungary is entitled to delegate one member to the European Commission. The current Hungarian delegate to the European Commission is Mr. László Kovács (HSP), acting as the Commissioner for Taxation and Customs Union.
     The implementation of the Schengen System was a crucial issue in the EU accession negotiations. Hungary became fully integrated into the Schengen System in the beginning of 2008. The configuration of an information network compatible with the Schengen Information System (“SIS-II”), a principal pre-condition to integration into the Schengen System, has been completed.
     Alongside the development of key areas of the economy, the Republic has implemented and intends to continue implementing development programs and structural reforms to speed the convergence process with the EU. The key program was the National Development Plan, which was approved on December 19, 2002 and which addressed the allocation of EU funds from 2004 to 2006. The government published the first version of the second National Development Plan, the “New Development Plan,” which addressed the allocation of EU funds from 2007 to 2013. On September 7, 2007, the European Commission adopted the New Development Plan which included seven regional and eight sector programs. Overall, Hungary will derive a EUR 25 billion benefit under the New Development Plan.
     The financial flows between the Republic and the EU from 2005 to 2008 are discussed under “Public Finance — EU Net Position.”

     For information about the Republic’s strategy as regards its participation in the Exchange Rate Mechanism and the adoption of the Euro, see “Public Finance — Medium-Term Fiscal Program and the Convergence Programme.”

THE ECONOMY
Background
     The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the economy in Hungary during the last 15 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:
•	an ambitious privatization program — the vast majority of Hungary’s large state-owned enterprises have already been privatized. See “Privatization”;
•	a shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (“COMECON”) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See “Balance of Payments and Foreign Trade — Foreign Trade”;
•	gross and net external debt have declined sharply since the mid-1990s, and the structure of external debt has changed. Meanwhile, the ratio of the public sector debt to GDP dropped from 72% in 1996 to 50.6% in 2001, but has increased since 2001, reaching 68.0% in 2008. See “National Debt”;
•	GDP has generally grown at a rate which was higher than average EU growth rates. The GDP growth rate adjusted for calendar day effect reached 4.1% in 2006, albeit decreasing to 1.2% in 2007, 0.4% in 2008 and contracting by 6.1% in the first quarter of 2009 and 7.4% in the second quarter of 2009. See “The Economy — Recent Economic Performance – Gross Domestic Product”;
•	inflation has decreased dramatically since the end of 1995 from 28.3% to 2.3% as of April 2006, partly as a result of the reduction of the VAT rate. However, by March 2007, the inflation rate had increased to 9.0%, mainly as a result of the increase of the VAT rate and regulated energy prices, but has decreased since then, reaching 2.9% in March 2009, in August 2009 it stood at 5.0% mainly as a result of changes in VAT and excise duties. See “The Economy — Recent Economic Performance – Inflation”;
•	foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR 79.3 billion as of the end of 2008. During the six-month period ended June 30, 2009, the balance of net direct investment amounted to EUR 840.2 million outflow, compared to a EUR 1,242.3 million inflow during the same period in 2008. See “Balance of Payments and Foreign Trade — Foreign Direct Investment”; and
•	levels of the general government deficit based on GFS as a percentage of GDP have fluctuated significantly since 2000. The general government deficit as a percentage of GDP decreased to 3% in 2001, and increased to 10% in 2002. This increase in 2002 was partly a result of increased government spending and the assumption of additional debt to finance certain public works projects (including certain highway projects). Between 2002 and 2005, the general government deficit as a percentage of GDP generally decreased, reaching 4.9% of GDP in 2005, but increased to 9.2% in 2006. The government deficit as a percentage of GDP decreased in 2007 and 2008, reaching 5.4% and 3.5%, respectively, according to preliminary data.

Recent Economic Performance
     The following table sets out certain macroeconomic statistics regarding the Republic for the periods indicated:
Selected Macroeconomic Statistics

						First		Second
	December 31,					quarter of		quarter of
	2004	2005	2006	2007	2008(1)	2009(1)		2009(1)
Economic Data(2)
Nominal GDP (HUF billions)	20,695.5	21,993.1	23,775.3	25,479.4	26,620.5	5,763.9		6,395.7
Real GDP (growth in %)	4.7	3.9	4.0	1.2	0.6	(6.7)		(7.5)
Real exports (growth in %)	15.0	11.3	18.6	16.4	4.8	(18.6)		(14.0)
Real imports (growth in %)	13.7	7.0	14.8	13.4	4.7	(22.0)		(22.6)
Rate of unemployment (as of the period end (%))	6.3	7.3	7.5	7.7	8.0	9.7		9.6
Consumer prices (growth in %)	6.8	3.6	3.9	8.0	6.1	3.0		3.3	(5)
Producer prices (growth in %)	3.5	4.3	6.5	0.2	5.3	7.7	(8)	7.2	(5)
State Budget; Public and External Debt(3)
State budget surplus (HUF billions)	(1,327.9)	(1,067.6)	(2,199.0)	(1,361.4)	(927.7)	(566.0	) (4)	(248.6	) (4)
as a % of GDP	(6.4)	(4.9)	(9.2)	(5.3)	(3.5)	(9.8)		(3.9)
Total revenues (HUF billions)	8,208.0	9,518.3	10,484.4	11,636.9	12,352.9	2,987.9	(4)	3,188.8	(4)
as a % of GDP	39.7	43.3	44.1	45.7	46.4	51.8		49.9
Public debt (HUF billions), unconsolidated	11,592.4	12,765.6	14,705.7	15,585.5	18,103.9	20,447.4		18,675.5
as a % of GDP	56.0	58.0	61.9	61.2	68.0	n/a		n/a
External public debt (HUF billions)	2,983.5	3,590.7	4,124.4	4,472.6	6,774.8	8,426.1		7,222.4
as a % of GDP	14.4	16.3	17.3	17.6	25.4	n/a		n/a
Balance of Payments Data(6)
Current account (EUR billions)	(6.8)	(6.4)	(6.7)	(6.9)	(7.6)	(0.6)		0.5
as a % of GDP	(8.3)	(7.2)	(7.5)	(6.8)	(7.2)	n/a		n/a
Exports (EUR billions)(7)	53.2	60.0	69.2	80.8	86.4	16.6		17.5
Imports (EUR billions)(7)	55.6	61.1	70.1	79.5	85.6	15.7		15.7
NBH’s foreign exchange reserves (EUR billions)	11.7	15.7	16.4	16.4	24.0	27.9		26.9

Sources: Hungarian Central Statistical Office, NBH, Ministry of Finance

Notes:

(1)	Preliminary data.

(2)	Derived from data published by the CSO.

(3)	Derived from the government budget as published by the Ministry of Finance.

(4)	Non-consolidated data excluding local governments.

(5)	Average data for the first half of the year.

(6)	Derived from data published by the NBH.

(7)	Including goods and services.

(8)	Average of the first three months.

Gross Domestic Product
     The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:
Gross Domestic Product

						First	Second
	December 31,					quarter of	quarter of
	2004	2005	2006	2007	2008	2009	2009
	(HUF billions, except as indicated)
GDP	20,695.5	21,993.1	23,775.3	25,479.4	26,620.5	5,763.9	6,395.7
Annual real GDP growth rate(%)(1)	4.4	4.1	4.1	1.2	0.4	(6.1)	(7.4)
Per capita GDP (in HUF)(3)	2,045,671.7	2,178,061.4	2,359,457.9	2,531,194.6	2,650,019.0	574,607.9	638,163.6
U.S. Dollar Equivalents:
GDP (USD billions)(2)	102.1	110.2	112.9	138.6	155.0	25.5	30.4
Per capita GDP (USD)(2)(3)	10,095.6	10,908.6	11,208.4	13,769.1	15,425.1	2,540.3	3,036.2

Source: CSO

Notes:

(1)	Data adjusted for calendar day effect.

(2)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

(3)	Calculated according to population as of the beginning of the corresponding period.
     Although the rate of economic growth in Hungary has been declining since 2000, the rate of real GDP growth in Hungary has generally been higher than the average growth recorded in the EU as a whole. The economic growth in Hungary since 2000 has mainly been attributable to an increase in exports and, in particular for 2002 and 2003, an increase in domestic consumption. The increase in domestic consumption was mainly a result of budget expenditures and government measures (such as the increase of the minimum wage, increased mortgage subsidies and public sector wage increases). In 2004, 2005 and 2006, the growth in domestic consumption decreased, although the decrease has been offset by an increase in exports and, in 2004 and 2005, an increase in investment in Hungary generally, resulting in an increase in GDP of 4.7%, 3.9% and 4.0% for 2004, 2005 and 2006, respectively. In 2007, the growth rate reached only 1.2%. This low growth rate was mainly due to a 1.9% decrease in consumption. Gross fixed capital formation increased by only 1.8% while exports grew by 16.4% compared to 2006. In 2008, the growth rate decreased to 0.6%. Consumption decreased by 0.2% and gross fixed capital formation fell by 2.6%, while exports increased by 4.8% compared to 2007. In the first quarter of 2009, total consumption decreased by 5.2%, gross fixed capital formation declined by 6.9%, and exports fell by 18.6%, while imports dropped by 22.0%. In the second quarter of 2009, total consumption decreased by 4.0%, gross fixed capital formation declined by 3.3%, and exports fell by 14.0%, while imports dropped by 22.6%.

     The following table indicates the sector composition of GDP in each of the periods indicated:
Sector Composition of GDP(1)

						First	Second
	December 31,					quarter of	quarter of
	2004	2005	2006	2007	2008	2009	2009
	(percentage of contribution)
Agriculture, forestry and fishing	4.1	3.6	3.5	3.4	3.7	1.5	3.0
Mining and quarrying, manufacturing and electricity	21.6	21.7	21.8	21.5	21.2	23.2	20.0
Of which:
Manufacturing	18.8	19.0	19.4	18.9	18.5	19.9	17.9
Construction	4.1	4.2	4.1	4.0	3.9	2.6	4.3
Services, total	55.3	56.2	56.9	56.8	56.4	58.5	57.3
Of which:
Trade, repair, hotels and restaurants	10.9	10.8	11.3	11.7	11.8	11.1	12.2
Transport, storage and communication	6.8	6.6	6.7	7.0	7.1	7.7	7.3
Financial intermediation and real estate activities	17.8	18.7	19.3	19.1	18.6	18.9	18.8
Public administration, education, health and social services	16.2	16.3	16.0	15.1	15.1	17.0	15.1
Other community, social and personal service activities	3.6	3.7	3.7	3.9	3.8	4.0	4.0

GDP, total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO

Note:

(1) Indirect taxes are not included.
Inflation
     The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:
Inflation

	2004	2005	2006	2007	2008
	(%)
CPI (yearly average)	6.8	3.6	3.9	8.0	6.1
CPI (year-on-year)	5.5	3.3	6.5	7.4	3.5
PPI (yearly average)	3.5	4.3	6.5	0.2	5.3
PPI (year-on-year)	1.6	4.7	4.5	1.6	5.8

Source: CSO
     Deregulation since 1990 has led to a high rate of inflation in Hungary. This rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the introduction of a new monetary regime in May 2001.
     The increase in inflation in 2004 was primarily a result of a rise in value added tax (“VAT”) from 12% to 15% for selected goods and an increase in the excise duty levied on certain goods (including tobacco and fuel) as of January 1, 2004, which increased the effective cost of products and services, and was partially offset by lower food prices as a result of the good harvest in 2004 due to favorable weather conditions. The reduction of inflation in 2005 resulted from a diminution in the effect of the VAT and excise duty increases, favorable global market conditions, the relatively strong and stable forint/Euro exchange rate and lower food prices caused by the good harvest in 2004 and 2005 due to favorable weather conditions. As of January 1, 2006, the general VAT rate of 25% was reduced to 20%. In the first months of 2006, the inflation rate decreased significantly, reaching 2.3% in April 2006, but then the inflation rate increased due to higher energy and food prices as well as the depreciating HUF rate and an increase in the VAT rate, reaching 6.5% in December 2006. In the first half of 2007, the inflation rate increased significantly, reaching 9.0% in March 2007, mainly as a result of base effect and a significant increase in regulated prices. The inflation rate declined since then reaching 2.9% in March 2009, although the inflation rate increased since then reaching 5.0% in August 2009 mainly as a result of VAT and excise duty changes.
Price Regulation
     As of the end of 2008, approximately 80% of all prices in Hungary were unregulated. The main categories of products whose prices remain regulated are electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-

distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.
     In line with relevant EU Directives, the Republic intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004. The entire energy sector has been deregulated including the residential segment; however, if electricity is provided by a so-called universal service provider, retail electricity prices are capped by regulation. In February 2006, Parliament approved a bill on the temporary regulation of prices paid by Magyar Villamos Mûvek Zrt. (“MVM,” a state-owned energy company in Hungary) for energy produced by power plants. Under the current rules, deadline for deregulation of the postal services is the end of 2012.
Wages
     The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:
Wages

						First half of
	2004	2005	2006	2007	2008	2009
	(%)
Nominal net wage index	5.6	10.1	7.6	3.0	7.0	1.0
Real wage index	(1.1)	6.3	3.6	(4.6)	(0.8)	(2.2)

Source: CSO
     Real wages decreased in 2004 as compared to 2003 primarily as a result of a change in the way the customary “13th month salary” was paid to public employees in 2004. As a result of a government decision, the customary “13th month salary” for public employees for 2004 was paid in January 2005, rather than in December 2004, as in previous years. During 2005 and the first half of 2006, real wages grew significantly, but in the second half of 2006, the real wages index decreased. In 2007, real wages dropped by 4.6% compared to 2006 mainly as a result of the higher tax burden and increasing inflation rate. In 2008, real wages increased only by 0.7% mainly as a result of the strict income policy in the public sector.
     As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a labor force that is generally reluctant to move from one part of the country to another have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases as compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions, the development of the transport infrastructure and of human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.
Employment
     The following table illustrates the general composition of employment and unemployment for each of the years indicated:
Unemployment

						First half of
	2004	2005	2006	2007	2008	2009
	(annual average, %)
Employed	50.5	50.5	50.9	50.9	50.3	49.1
Unemployed	3.3	3.9	4.1	4.0	4.3	5.2
Unemployment rate(1)	6.1	7.2	7.5	7.4	7.8	9.6

Source: CSO

Note:

(1) Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization.

     The unemployment rate in 2004 (calculated using the guidelines of the International Labor Organization) was 6.1%, which was lower than the EU average of 9% for the same period; however, it increased to 7.2% for 2005 and 7.5% for 2006 partly due to the increase in the activity rate (the number of persons registered with the government as being eligible to work). The unemployment rate declined to 7.4% in 2007 and increased to 7.8% in 2008. In the first half of 2009, the unemployment rate increased to 9.6% primarily as a result of lay-offs mainly in the private sector. In previous years, the activity rate was generally lower partly due to the low mobility of the workforce in Hungary. Economic development has generally not been uniform throughout Hungary since 1990, with generally a higher concentration of jobs in Budapest and the central region of Hungary. The high costs (both time and the financial burden) generally discourage potential employees from traveling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary’s workforce. This trend has been steadily decreasing, as new infrastructure investments (in particular Hungary’s highway construction projects) have brought new investment and job opportunities to less developed regions of Hungary thereby increasing the activity rate. Further, relatively high levels of taxation have led to the formation of a relatively large “grey economy,” with many employers avoiding to report their activities adequately (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary. Labor unions are generally stronger in the public sectors of the economy in Hungary.
     The increase of activity rate has been an important policy of the government, and a number of steps have been taken by the government to reduce the unemployment rate. In order to help reduce the social contributions burden of the workforce and the importance of the so-called “grey economy,” the monthly flat-rate health care contribution was reduced from HUF 3,450 to HUF 1,950 beginning as of November 2005. In addition, new laws were passed which took effect as of August 1, 2005 making it easier to employ part-time employees. Further, the government has introduced several initiatives aimed at helping currently unemployed workers find employment, including job-search assistance programs and adult vocational training programs. Lastly, the government has initiated the “START” program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employers with employer contribution discounts for the hire of graduates under a certain age and certain other potential first-time employees.
     The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Composition of Employment by Sector

	2004	2005	2006	2007	2008
	(in thousands of persons)
Agriculture, hunting and forestry, fishing	101.2	98.2	93.9	89.9	86.8
Of which:
Forestry, logging and related service activities	9.1	8.7	8.8	9.2	8.6
Industry	785.4	762.9	752.5	745.6	747.3
Of which:
Mining and quarrying	5.4	5.2	4.9	4.7	4.7
Manufacturing	721.0	700.6	692.8	692.4	696.1
Electricity, gas and water supply	58.9	57.1	54.8	48.5	46.5
Construction	129.3	132.9	141.4	129.6	125.5
Wholesale and retail trade; repair of motor vehicles and household goods	336.0	341.9	350.7	355.0	365.1
Hotels and restaurants	82.1	82.7	81.6	86.3	88.6
Transport, storage and communication	223.6	222.2	220.1	214.6	211.5
Financial intermediation	54.2	56.9	60.5	67.0	70.4
Real estate, renting and business activities	198.1	212.8	219.8	234.8	252.8
Public administration and defense; compulsory social security	318.2	317.7	312.4	267.7	262.9
Education	255.5	255.1	253.6	273.4	266.9
Health and social services	225.4	220.4	216.9	210.0	201.5
Of which:
Human health activities	145.9	142.2	137.8	128.9	120.7
Social work activities	78.7	77.5	78.4	80.8	80.5
Other community, social and personal service activities	80.6	82.9	86.8	86.7	83.2
National economy total	2,789.6	2,786.6	2,790.2	2,760.7	2,762.5
Of which:
Business sector	1,918.9	1,923.2	1,934.5	1,933.3	1,953.2
Budgetary institutions	816.6	805.9	788.3	748.6	722.0

Source: CSO
Composition of Employment by Sector(1)

		First	Second	First
		quarter	quarter	half of
	2008	of 2009	of 2009	2009
	(in thousands of persons)
Agriculture, forestry and fishing	84.2	79.3	83.6	81.5
Of which: forestry and logging	8.5	7.8	9.3	8.5
Industry (excluding water and waste management)	717.0	667.1	632.5	649.8
Of which:
Mining and quarrying	5.0	4.4	4.4	4.4
Electricity, gas, steam and air conditioning supply	26.6	26.0	25.9	25.9
Water supply; sewerage, waste management and remediation activities	44.9	43.2	45.7	44.4
Manufacturing, mining and other industry	761.9	710.3	678.2	694.2
Construction	127.9	117.1	118.2	117.7
Wholesale and retail trade; repair of motor vehicles and motorcycles	365.3	359.2	345.5	352.4
Transportation and storage	191.9	189.2	185.9	187.6
Accommodation and food service activities	87.9	81.7	81.3	81.5
Information and communication	59.8	66.4	65.2	65.8

		First	Second	First
		quarter	quarter	half of
	2008	of 2009	of 2009	2009
	(in thousands of persons)
Financial and insurance activities	72.4	72.3	70.7	71.5
Real estate activities	31.8	30.0	30.3	30.2
Professional, scientific and technical activities	72.6	73.2	72.4	72.8
Administrative and support service activities	118.9	111.7	106.5	109.1
Public administration and defense; compulsory social security	262.6	257.7	296.4	277.0
Education	259.5	257.6	258.1	257.8
Human health and social services	209.5	211.6	213.2	212.4
Of which:
Human health activities	117.2	119.8	118.8	119.3
Social services	92.4	91.9	94.5	93.2
Arts, entertainment and recreation	38.1	37.7	38.3	38.0
Other service activities	17.5	17.4	17.6	17.5
National economy total	2,761.9	2,672.4	2,661.4	2,666.9
Of which:
Business sector	1,952.6	1,876.2	1,819.6	1,847.9
Budgetary institutions	722.0	709.5	753.3	731.4

Source: CSO

Note:

(1) As of January 1, 2008, CSO used a new breakdown by sector.
Principal Sectors of the Economy
Industry
     The following table indicates the gross production indices by industry sector for the periods indicated:
Gross Production Indices by Industry(1)

					First	Second
					quarter	quarter
	2005	2006	2007	2008	of 2009	of 2009
	(volume indices, the volume of the previous year = 100)
Agriculture, forestry, fishing	96.1	93.5	79.0	150.6	90.2	78.3
Mining and quarrying, manufacturing and electricity	103.5	105.6	106.6	99.9	82.4	80.7
Of which:
Manufacturing	105.2	106.3	107.7	99.0	79.5	78.7
Construction	103.3	100.8	93.3	94.8	95.8	100.7
Services, total	104.6	104.5	100.9	98.6	96.8	96.8
Trade, repair, hotels and restaurants	104.7	108.2	103.8	97.4	92.8	92.4
Transport, storage and communications	103.0	105.9	105.1	100.3	96.2	93.9
Financial intermediation and real estate activities	107.1	106.3	101.1	97.7	96.8	97.0
Public administration, education, health and social services	102.6	100.3	96.1	100.5	100.0	100.6
Other community, social and personal service activities	103.3	101.4	103.4	96.0	97.5	100.5
Gross domestic product, total (at purchaser’s price)	103.9	104.0	101.2	100.6	93.3	92.5

Source: CSO

Note:

(1) Data unadjusted for calendar day effect.

     Industry. In 2008, industrial gross production stagnated, and total sales declined by 0.2%. In the last five years, export sales of the industry amounted to approximately half of the total sales of the sector. In 2008, export sales increased slightly by 0.1%, while domestic sales fell by 0.6%. In the first six months of 2009, export sales fell by 26.0%, while domestic sales dropped by 11.8%. As a result, total sales decreased by 19.3%, and gross production contracted by 22.5%. In 2008, more than 90% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.5%, in case of electricity, gas, steam and air conditioning supply the value of production amounted to 7.2% of the total industrial production.
     Manufacturing. In 2008, gross production in the manufacturing sector declined by 0.6% and total sales decreased by 0.4%. In 2008, export sales in manufacturing grew by 0.3%, while domestic sales declined by 1.8%. In the first six months of 2009, export sales fell by 26.3%, while domestic sales decreased by 15.1%. As a result, total sales decreased by 23.0%, and gross production dropped by 24.0%. In 2008, approximately 40% of the manufacturing production was attributable to the following two subsectors: manufacture of computer, electronic and optical products and manufacture of transport equipment.
     Manufacture of computer, electronic and optical products. Gross production in the subsector declined by 2.7% and total sales decreased by 2.9% in 2008. In 2008, export sales in the subsector dropped by 2.1%, while domestic sales dropped sharply by 13.9%. In the first six months of 2009, export sales fell by 19.7%, while domestic sales declined by 24.1%, as a result total sales decreased by 19.9%, and gross production also dropped by 19.9%.
     Manufacture of transport equipment. Gross production in the subsector increased by 0.8% and total sales grew by 0.5% in 2008. In 2008, export sales in the subsector increased by 0.6%, while domestic sales dropped slightly by 0.3%. In the first six months of 2009, export sales fell significantly by 38.3%, and domestic sales diminished by 31.3%, as a result total sales decreased by 37.6%, and gross production also dropped by 38.5%.
     Energy imports grew by 6.2% in 2008 compared to 2007. The volume of imports increased significantly in 2005, and in 2006 and 2007, it remained at a high level, and in 2008 it grew further. The export of energy increased by 14% compared to 2007. The two most important energy products are oil and gas.
     Oil and gas. The volume of crude oil and refined oil imports in 2008 decreased slightly compared to 2007. The volume of gas imports in 2008 increased by 16% compared to 2007.
     Energy, gas and water supply. In 2008, the total energy consumption amounted to 1,120 PetaJoule. The total energy consumed was 0.5% less compared to 2007. 32% of the total consumption was covered by domestic production, and 68% was covered by imports. The volume of domestic production increased by 0.9% compared to 2007. Production from renewable energy sources amounted to 14.4% of the total domestic production. In 2008, approximately 28% of Hungary’s total energy demand was supplied by domestic energy sources. 12.1% of the total energy consumed was produced from coal (the majority of which was domestically produced), and approximately 67.2% of energy consumption consisted of hydrocarbon which was imported primarily from Russia.
     Hungary has consistently worked to diversify its sources of energy and to build up reserves to help reduce the potential negative effects of disruptions in energy supplies. Hungary is currently maintaining a reserve of at least a 12-week supply of oil in compliance with OECD requirements.
     All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized. The Ministry of Transport, Telecommunication and Energy is aiming to help create and maintain a competitive electricity market and to fully liberalize the sector, in accordance with EU Directives.

     The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary in each of the years 2004 through 2008:
Composition of Consumption of Energy Resources

	2004	2005	2006	2007	2008
	(%)
Coal	13.1	10.9	11.6	12.6	12.1
Hydrocarbon	68.5	69.7	68.5	67.5	67.2
Of which:
Crude oil and petroleum products	23.7	25.8	26.8	27.5	27.3
Natural gas	44.8	43.9	41.7	40.0	39.9
Other resources	18.1	19.4	19.9	19.9	20.7

Total	100	100	100	100	100

Of which:
Domestic	39.0	37.1	37.2	37.8	38.5
Imports	61.0	62.9	62.8	62.2	61.5

Source: Hungarian Energy Office
Construction
     In 2008, the output of the construction sector decreased by 6.3% compared to 2007, mainly as a result of decline in the construction of industrial buildings and warehouses as well as office buildings although civil engineering works increased caused by road and highway works, public utility works and railway reconstructions. Compared to 2007, the construction of buildings fell by 9.5%, while civil engineering works increased by 3.3%, partly as a result of base effect. The output of the construction sector in the first half of 2009 fell by 1.9% compared to the same period in 2008, mainly as a result of a slowdown in the housing sector, although civil engineering production grew significantly, mainly as a result of increase in public infrastructure projects and low base in the same period of the year 2008.
Service Industries
     Gross value added by services fell by 1.4% in 2008 and by 3.2% in the first two quarters of 2009. The decline in the services industry in 2008 was primarily a result of weak domestic demand. In 2008, the public administration, education, health and social services subsector and the transport, storage and communication subsector increased slightly by 0.5% and 0.3%, respectively, while more market oriented subsectors: the trade repair, hotels and restaurants subsector and the financial intermediation and real estate activities subsector contracted by 2.6% and 2.3%, respectively. In the first two quarters of 2009, the decline in the services sector continued and was 3.2%, as domestic demand deteriorated. Overall, the public administration, education, health and social services subsector stagnated, while all the other subsectors decreased significantly.
     The following table sets forth the composition of the service industry per individual sub-sector for the periods indicated:

Composition of Service Industry per Sub-Sector

						First	Second
	December 31,					quarter of	quarter of
	2004	2005	2006	2007	2008	2009	2009
Trade, repair, hotels and restaurants	19.7	19.2	19.8	20.6	20.9	18.9	21.3
Transport, storage and communications	12.2	11.8	11.7	12.3	12.5	13.1	12.8
Financial intermediation and real estate activities	32.2	33.3	33.9	33.6	33.0	32.2	32.8
Public administration, education, health and social services	29.4	29.1	28.0	26.6	26.7	29.0	26.3
Other community, social and personal service activities	6.5	6.6	6.5	6.8	6.8	6.7	6.9

Services, total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO
Agriculture
     As a result of favorable weather conditions, the amount of harvested grain increased from 9.7 million tons in 2007 to 16.9 million tons in 2008 (exceeding the record high harvest of 16.8 million in the year 2004). Production of maize amounted to 9.0 million tons. Among the grains, the average yield of maize doubled (growing by 100.3%), and the average yield of wheat increased by 39.8% compared to 2007. Compared to the 2003-2007 average, the average yields of wheat and maize in 2008 grew by 25.5% and 27.3%, respectively. In 2008, the total amount of sugar beet harvest fell by 68.6%, the amount of harvested sunflower, rape seed and alfalfa hay grew by 40.8%, 32.3% and 32.2%, respectively, while the amount of potatoes increased by 14.7%, compared to the harvested amount in the year 2007.
Infrastructure
     Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main road corridors (forming part of the Trans-European Network), three corridor branches and various railways and water corridors cross Hungary. With Budapest as a node, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for South-Eastern Europe towards the West and the East. However, compared to Western European countries, the transport network in Hungary is less developed, suffering from a shortage of river bridges, a lack of transversal connections, poor technical parameters and a low proportion of expressways.
     As at the end of 2008, the national road network of the Republic was 31,363 km long, of which motorways account for approximately 911 km.
     In 2006, all infrastructural investments of the State Highway Management Company Limited by Shares (Állami Autópálya Kezelõ Zrt., the “ÁAK Zrt.”) were taken over by National Motorway Company Limited by Shares (Nemzeti Autópálya Zrt., the “NA Zrt.,” currently National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztõ Zrt., the “NIF Zrt.”)). Despite the public-private partnership (“PPP”) type financing plans, all investments were financed through bank loans, the majority of which were assumed by the central budget at the end of 2006.
     In 2007, the government has changed its previous plan relating to “Program Motorways” which was expected to be constructed by the ÁAK Zrt. using a PPP framework. The development of the road network became a state task, and the government decided to finance the construction from the central budget. Infrastructure projects will be managed by NIF Zrt., while the maintenance of motorways will be the responsibility of ÁAK Zrt. in the future. Accordingly, a new program for the development of transportation for the years 2008 through 2013 has been established which utilizes both the sources derived from the New Development Plan and the PPP framework.
     Hungary has one international airport (Ferihegy International Airport in Budapest) that currently meets the majority of the air traffic needs of the country. Since May 2006, several transportation companies provided aerial transportation services between European cities and airports at Sármellék, Debrecen, Gyõr-

Pér and Pécs-Pogány. In line with international trends, the traffic at Ferihegy International Airport has steadily been increasing over the last several years.
     Navigation is possible along 1,600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.
     The telecommunications sector’s level of development, in both wireline and wireless communication, approaches the average level of other EU members. However, compared to Western European countries, the penetration rate in the area of internet connection is relatively low, the structure of the information-communications services market is not up to date and the proportion of broadband access is also relatively low.

PRIVATIZATION
Status of Privatization Efforts
     Since 1990, the Republic of Hungary has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelõ Zrt., or “ÁPV Zrt.”) manages these sales.
     Most of the larger companies involved in the privatization program have already been partially or fully privatized. As of the end of 2006, only 83 companies were left for full privatization. Permanent government control is anticipated for 36 companies. The scope of property which is required to remain state-owned in the long term is defined by law as follows:
•	national public utility service providers;
•	property or companies of strategic importance for the national economy; and
•	property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.
     From 2003 to 2005, the government announced an ambitious privatization program aimed at selling several state-owned companies. In 2003, both Postabank and Konzumbank were fully privatized and FHB (Land Credit and Mortgage Bank) was partially privatized. In 2004, MOL (Hungarian Oil Company) and Dunaferr (a steel company) and Hungaropharma (a pharmaceutical company) were partially privatized. Additionally, an exchangeable bond was issued on shares of Richter (a pharmaceutical company). In 2004, revenues of about HUF 413 billion were raised through privatizations, and HUF 209 billion were paid to the central budget as a result of the privatization program.
     In 2005, ÁPV Zrt. began the tender process for the partial privatization of Antenna Hungária, one of the principal radio and television broadcasting companies operating in Hungary, in a two-stage privatization tender and the privatization of Budapest Airport Rt. (“Budapest Airport”), the operator of Ferihegy Airport, Hungary’s only international airport. The two sales raised HUF 46.75 billion (EUR 191 million) and HUF 464.5 billion (EUR 1.83 billion), respectively.
     In 2006 and 2007, the full privatization of both MOL and FHB was completed as well as the sale of the state’s 99.95% stake in Malev Hungarian Airlines. The buyer of Malev Hungarian Airlines paid HUF 200 million in exchange for the shares and agreed to invest approximately HUF 26 billion in the company.
     On January 1, 2008, the Republic consolidated its asset management and privatization operations into one entity, Magyar Nemzeti Vagyonkezelõ Zrt. (“MNV Zrt.”) combining ÁPV Zrt., the Nemzeti Földalap (National Land Fund) and KVI (National Treasury Directorate).
Methods of Privatization Used
     Hungary is unique among Central European countries in that a large majority of its privatizations were conducted through public tenders, with sales for cash consideration. These outright sales, often to strategic long-term investors, were successful in bringing new management and know-how to many Hungarian enterprises.
     Public offerings played an important and successful role in the privatization process, most recently, in the partial privatization of FHB at the end of 2003.
     In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the government decided to offer the shares of FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. The offering was completed in June and July 2003, and the shares of FORRÁS Trust and Investment Company were listed on the Budapest Stock Exchange.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
     The following table sets out the balance of payments of Hungary for the periods indicated:

	Balance of Payments(1)
	December 31,
	2004	2005	2006	2007	2008
	(EUR millions)
1. Goods, net	(2,863)	(2,210)	(2,051)	190	(74)
1.1 Exports	44,507	49,672	58,373	68,187	72,727
1.2 Imports	47,369	51,882	60,424	67,997	72,801
2. Services total, credit	8,672	10,351	10,875	12,575	13,663
Debit	8,188	9,219	9,646	11,526	12,809
Net	484	1,132	1,229	1,049	854
3. Income, credit	2,625	2,835	3,820	4,229	4,893
Debit	6,942	7,855	9,399	11,840	12,590
Net	(4,317)	(5,020)	(5,579)	(7,611)	(7,697)
4. Current transfers, net	(142)	(282)	(306)	(500)	(674)
4.1. General government, net	14	(299)	(207)	(65)	(334)
4.2. Other sectors, net	(156)	17	(99)	(436)	(340)
I. Current account	(6,838)	(6,380)	(6,707)	(6,872)	(7,591)
II. Capital account	76	599	667	703	1,034
III. Financial account(2)	9,474	11,393	9,116	7,946	16,552
8. Direct investment, net	2,741	4,417	2,760	1,584	2,499
9. Portfolio investment, net	5,436	3,502	5,087	(1,627)	(2,482)
10. Financial derivatives	334	(113)	135	838	(692)
11. Other investment, net	963	3,588	1,134	7,150	17,227
IV. Net errors and omissions	(1,184)	(1,704)	(2,110)	(1,643)	(2,319)
V. Overall balance (I+II+III+IV)	1,528	3,908	968	134	7,676
VI. International reserves	(1,528)	(3,908)	(968)	(134)	(7,676)

Source: NBH

(1)	In 2003, there was a methodological change in the calculation of the balance of payment statistics related to reinvested earnings in order to bring the methodology in line with international standards. Reinvested earnings increase the current account deficit, but this increase is automatically financed, since reinvested earnings are also reported in the capital account. Thus, the current account deficit appears to increase, although in reality this is just a phenomenon of the change in the calculation methodology used. The data used in the tables and in the text is based on this new methodology.

(2)	Excluding international reserves.

Selected Balance of Payments (“BOP”) and International Investment Position (“IIP”) Items
(excluding SPE’s)

	First	Second
	quarter of	quarter of
	2009	2009
	(EUR millions)
1. Real economic transaction, net	842.8	1,814.7
Export	16,575.3	17,513.4
Import	15,732.4	15,698.7
1.1. Goods, net	717.0	1,398.0
1.1.1. Export	13,729.1	14,333.9
1.1.2. Import	13,012.1	12,935.9
1.2. Services, net	125.8	416.7
1.2.1. Export	2,846.1	3,179.5
1.2.2. Import	2,720.4	2,762.8
2. Income and current transfers, net	(1,404.4)	(1,339.2)
2.1. Income, net	(1,257.4)	(1,469.5)
2.1.1. Income on debt, net	(661.2)	(668.6)
2.1.2. Income on equity, net	(764.1)	(986.2)
2.1.3. Compensation of employees, net	167.9	185.3
2.2. Current transfers, net	(147.0)	130.3
Of which: EU-transfers	38.4	298.7
3. Current account balance, net	(561.5)	475.5
4. Financial account, net	300.2	415.3
Of which: EU	299.0	416.4
5. Non debt creating financing, net	27.1	(402.7)
5.1. Abroad, net	(114.4)	(315.5)
5.1.1. Equity capital	(69.4)	(287.4)
5.1.2. Reinvested earnings	(45.0)	(28.1)
5.2. In Hungary, net	396.3	(897.5)
5.2.1. Equity capital	272.5	272.6
5.2.2. Reinvested earnings	123.8	(1,170.0)
5.3. Portfolio investment, equity securities, net	(254.8)	810.2
6. Net external financing capacity
6.1. Net external financing capacity (CA and capital account)	(261.4)	890.8
6.2. Financial income balance (Financial account balance including reserves)	(434.9)	1,519.7
7. International reserves of the NBH	27,889.6	26,949.8
8. Gross external debt denominated in foreign currencies (excluding direct investment other capital) (1)	86,555.8	86,509.3
o/w: General government and central bank	32,231.2	33,422.6
9. Net external debt denominated in foreign currencies (excluding direct investment other capital)(1)	39,967.6	40,048.3
o/w: General government and central bank	3,491.2	5,654.6

Source: NBH

Note:

(1) Excluding other capital.
     In 2008, the current account deficit increased to EUR 7,591 million largely due to the net import of goods in 2008 compared to the net export of goods in 2007, the decreasing net export of services and an increasing net outflow of current transfers. The net direct investment amounted to EUR 2,499 million.

     In June 2008, there was a methodological change in the calculation of the balance of payment statistics related to compensation of employees in order to bring the methodology in line with international standards. As for the incomes of employees, the procedure of monitoring transactions is replaced by estimates made on the basis of CSO administrative resources for the purposes of balance of payments statistics. This covers the gross earnings of employees in its entirety. In this context, taxes and contributions paid and received in connection with wages are also shown under current transfers.
     In the first quarter of 2009, the current account deficit decreased to EUR 562 million from EUR 1,535 million in the first quarter of 2008. In the second quarter of 2009, the current account surplus amounted to EUR 476 million and in the second quarter of 2008 the current account deficit amounted to EUR 1,550. See “– Foreign Direct Investment.”
Foreign Trade
     The following table sets forth Hungary’s trade in goods by territory for the periods indicated:
Exports

						Countries
	European					joining
	Union		Non-EU			the EU		Asian	American
	countries		countries	Total	EU-15	after 2004		countries	countries
	(EUR millions)
2004	35,453	*	9,165	44,618	31,572	3,881	*	1,955	1,606
2005	38,263	*	11,788	50,052	32,782	5,481	*	2,388	1,834
2006	46,632	**	12,303	58,935	36,130	10,502	**	3,117	2,003
2007	54,588	**	14,416	69,004	41,271	13,317	**	3,346	2,047
2008	57,504	**	15,876	73,380	42,204	15,300	**	3,756	2,194
2009Q1	11,181	**	2,742	13,923	8,455	2,726	**	640	443
2009Q2	11,457	**	3,009	14,466	8,635	2,822	**	833	480

Source: CSO

Note:

*	Excluding Bulgaria and Romania.

**	Including Bulgaria and Romania.

					Machinery
	Food,		Fuels,		and
	beverages,	Crude	electric	Manufactu	transport
	tobacco	materials	energy	red goods	equipment	Total
	(EUR millions)
2004	2,673	972	849	12,262	27,862	44,618
2005	2,891	993	1,365	13,816	30,987	50,052
2006	3,241	1,119	1,460	16,238	36,877	58,935
2007	4,320	1,314	2,003	18,288	43,079	69,004
2008	4,909	1,726	2,751	19,498	44,496	73,380
2009Q1	1,129	348	403	3,824	8,218	13,923
2009Q2	1,019	299	339	3,945	8,862	14,466

Source: CSO

Imports

						Countries
	European					joining
	Union		Non-EU			the EU		Asian	American
	countries		countries	Total	EU-15	after 2004		countries	countries
	(EUR millions)
2004	34,789	*	13,744	48,533	30,310	4,479	*	7,035	1,065
2005	36,112	*	16,844	52,956	30,778	5,334	*	8,885	1,219
2006	43,175	**	18,140	61,314	34,906	8,269	**	9,667	1,296
2007	48,226	**	20,898	69,124	38,548	9,677	**	11,815	1,490
2008	50,344	**	23,356	73,700	39,541	10,803	**	11,778	1,751
2009Q1	9,005	**	4,233	13,239	7,043	1,962	**	2,311	459
2009Q2	9,179	**	3,916	13,095	7,056	2,123	**	2,449	381

Source: CSO

Note:

*	Excluding Bulgaria and Romania.

**	Including Bulgaria and Romania.

	Food,				Machinery
	beverages,	Crude	Fuels, electric	Manufactured	and transport
	tobacco	materials	energy	goods	equipment	Total
	(EUR millions)
2004	1,784	900	3,523	16,642	25,684	48,533
2005	2,163	946	5,391	17,409	27,047	52,956
2006	2,433	1,037	6,753	19,782	31,309	61,314
2007	2,885	1,169	6,615	22,197	36,259	69,124
2008	3,422	1,422	9,393	23,305	36,155	73,700
2009Q1	720	221	1,565	4,396	6,337	13,239
2009Q2	786	211	1,173	4,293	6,632	13,095

Source: CSO
     Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 78.4% and 79.7% of Hungary’s exports and 68.3% and 69.1% of imports in 2008 and the first six months of 2009, respectively.
Trade Policy
     Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into world trade.
     EU. Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following the Republic’s accession to the EU, the country gained membership in the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement within the framework of the WTO). Further, by virtue of the Republic’s membership in the EU, it is also a member of the European Economic Area (“EEA”), of which Norway, Iceland, and Lichtenstein are members, in addition to the other countries that are members of the EU.

     Bilateral Trade Agreements. In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.
Foreign Direct Investment
     The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:
Foreign Direct Investment

						First	Second
	December 31,					quarter of	quarter of
	2004	2005	2006	2007	2008	2009	2009
	(EUR millions)
Direct investment
Abroad	(892)	(1,756)	(3,127)	(2,598)	(568)	(164)	(472)
Equity capital and reinvested earnings	(823)	(1,933)	(2,880)	(2,469)	(586)	(114)	(315)
Other capital	(69)	177	(247)	(129)	18	(50)	(156)
In Hungary	3,633	6,172	5,887	4,182	3,067	195	(400)
Equity capital and reinvested earnings	3,309	5,884	3,112	3,340	3,410	396	(897)
Other capital	324	288	2,775	842	(343)	(201)	498
Net direct investment	2,741	4,417	2,760	1,584	2,499	31	(872)

Source: NBH
     In December 2008, the cumulative FDI was EUR 79.3 billion which constituted approximately 75% of the GDP in 2008. In 2003, due to the expansion abroad of major Hungarian companies, such as OTP and MOL, the FDI outflow was significantly higher compared to previous years, which explains an approximately 60% decrease in the net FDI in 2003. The remainder can be attributed to the unfavorable global investment environment, which has led to moderate investment in Hungary. In 2004, 2005 and 2006, due to the favorable global and regional investment environment, net FDI inflow was significantly higher than in 2003. In 2007, the net FDI inflow was significantly lower than in 2006, partly as a result of less favorable global investment environment. In 2008, the volume of net FDI increased to the pre-2007 levels.
     The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the three months ended March 31, 2009 as compared to the same period in 2008:
Foreign Direct Investment

	Six months ended June 30,
	2008	2009	% change
	(EUR millions)
Direct investment, net	1,242.3	(840.2)	(167.6)
Abroad, net	500.0	(635.7)	(227.2)
Equity capital and reinvested earnings, net	425.5	(429.9)	(201.0)
Equity capital, net	(193.3)	(356.8)	84.6
Reinvested earnings, net	618.8	(73.1)	(111.8)
Other capital, net	74.5	(205.8)	(376.4)
Assets, net	(36.7)	(223.3)	507.9
Liabilities, net	111.2	17.4	(84.3)
In Hungary, net	742.3	(204.4)	(127.5)

	Six months ended June 30,
	2008	2009	% change
	(EUR millions)
Equity capital and reinvested earnings, net	98.4	(501.1)	(609.5)
Equity capital, net	526.8	545.1	3.5
Reinvested earnings, net	(428.4)	(1,046.3)	144.2
Other capital, net	643.9	296.7	(53.9)
Assets, net	(1,450.9)	(3,157.4)	117.6
Liabilities, net	2,094.9	3,454.1	64.9

Source: NBH
     During the six-month period ended June 30, 2009, the balance of net direct investment showed an outflow of EUR 840 million compared to the EUR 1,242 million net inflow during the same period of 2008.
     Direct investment abroad in the first half of 2009 generated a net outflow of EUR 636 million, while in the same period in 2008 direct investment abroad generated a net capital inflow of EUR 500 million. The deterioration was primarily a result of the EUR 73 million net capital outflow in case of net reinvested earnings abroad in the first half of 2009, while net reinvested earnings abroad in the same period of 2008 generated an EUR 619 million capital inflow. In case of net equity capital abroad there was a net capital outflow of EUR 357 million in the first half of 2009, while during the same period of 2008 the net capital outflow in case of net equity capital abroad amounted to EUR 193 million. In the first half of 2009, there was a net capital outflow of EUR 206 million in case of other capital abroad, while during the same period in 2008 there was a capital inflow of EUR 74 million in case of other capital abroad.
     Direct investment in Hungary in the first half of 2009 generated a net outflow of EUR 204 million, while in the same period in 2008 direct investment in Hungary generated a net capital inflow of EUR 742 million. The deterioration was primarily a result of the EUR 1,046 million net capital outflow in case of net reinvested earnings in Hungary in the first half of 2009, while net reinvested earnings in Hungary in the same period of 2008 generated an EUR 428 million capital outflow. In case of net equity capital in Hungary there was a net capital inflow of EUR 545 million in the first half of 2009, while during the same period in 2008 the net capital inflow in case of net equity capital in Hungary amounted to EUR 527 million. In the first half of 2009, there was a net capital inflow of EUR 297 million in case of other capital in Hungary, while during the same period in 2008 there was a capital inflow of EUR 644 million in case of other capital in Hungary.
     In recent years, reinvested earnings in Hungary and foreign direct investment in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.
Foreign Direct Investment by Industry(1)
FDI flows (equity capital) abroad by economic activity, net (excluding SPEs)

	2004	2005	2006	2007	2008
	(EUR millions)
Agriculture, Hunting and Forestry	0.0	0.4	0.3	(0.9)	3.4
Fishing	0.0	0.0	0.0	0.0	0.0
Mining and Quarrying	5.0	0.0	0.3	0.0	0.0
Manufacturing	90.9	775.3	82.7	673.1	1,087.8
Of which:

	2004	2005	2006	2007	2008
	(EUR millions)
Food Products, Beverages and Tobacco	(168.7)	2.5	0.9	1.6	0.0
Textiles and Textile Products	0.1	0.0	0.3	0.1	0.0
Leather and Leather Products	0.0	0.0	0.0	0.0	0.0
Wood and Wood Products	0.0	0.2	0.0	0.0	0.0
Paper and Paper Products; Publishing and Printing	9.8	7.1	8.8	5.2	19.9
Coke, Refined Petroleum Products and Nuclear Fuel	241.5	111.3	(16.9)	566.7	927.3
Chemicals and Chemical Products	13.0	5.7	32.8	81.3	55.3
Rubber and Plastic Products	3.1	3.6	(0.1)	3.4	0.6
Other Non-Metallic Mineral Products	5.8	1.8	40.0	10.5	(6.6)
Basic Metals and Fabricated Metal Products	0.9	0.4	1.1	0.5	9.7
Machinery and Equipment	0.1	0.1	0.9	0.0	1.6
Electrical and Optical Equipment	(14.7)	642.4	2.4	3.8	79.9
Transport Equipment	0.0	0.0	12.7	0.1	0.1
Manufacturing Not Elsewhere Classified	0.0	0.0	0.0	0.0	0.0
Electricity, Gas and Water Supply	0.0	0.0	0.2	39.0	0.0
Construction	2.2	3.0	1.2	1.3	0.9
Services	303.6	994.9	2,095.2	1,093.4	(75.2)
Wholesale and Retail Trade; Repair of Vehicles	7.0	367.9	308.8	121.8	5.4
Hotels and Restaurants	2.1	2.9	6.4	(3.9)	0.0
Transport, Storage, Postal Services and Communications	73.8	138.0	11.1	10.0	6.6
Financial Intermediation	53.6	288.9	1,541.3	216.6	320.3
Of which:
Monetary Intermediation	49.6	278.6	1,526.3	199.1	426.9
Other Financial Intermediation	0.0	0.7	3.1	(1.3)	0.0
Insurance Companies, Pension Funds	3.5	9.4	11.4	13.8	(106.5)
Real Estate Activities and Business Activities	167.1	197.1	219.9	747.1	(414.4)
Of which:
Real Estate	33.7	9.3	28.4	19.4	8.0
Computer Activities	1.2	0.2	0.0	2.5	31.5
Other Business Activities	132.2	187.7	191.4	724.5	(453.8)
Of which:
Manag. Holding Companies	129.8	189.1	139.5	659.9	(604.1)
Other Services	0.1	0.0	7.9	1.8	6.8
Not Allocated Economic Activity	2.9	15.0	(5.3)	4.6	0.0
Purchase and Sale of Real Estate, Direct Investment of Households Abroad	21.2	48.8	15.0	67.3	0.8

Total	425.9	1,837.3	2,189.7	1,877.7	1,017.7

FDI flows (equity capital) in Hungary by economic activity, net (excluding SPEs)

	2004	2005	2006	2007	2008
	(EUR millions)
Agriculture, Hunting and Forestry	6.6	5.6	2.7	21.0	2.4
Fishing	0.0	0.0	0.0	0.0	0.0
Mining and quarrying	(0.7)	2.5	25.1	26.7	0.4
Manufacturing	(71.6)	371.5	209.5	1,549.7	62.2
Of which:
Food Products, Beverages and Tobacco	21.5	43.7	19.5	30.7	17.4
Textiles and Textile Products	2.4	2.8	1.4	8.3	0.0
Leather and Leather Products	0.1	0.0	0.0	0.3	(0.1)
Wood and Wood Products	23.9	2.8	16.8	0.2	(64.9)
Paper and Paper Products; Publishing and Printing	12.3	48.6	1.8	39.2	22.5
Coke, Refined Petroleum Products and Nuclear Fuel	45.9	0.0	379.1	1,236.5	0.0
Chemicals and Chemical Products	(298.1)	6.9	(327.4)	(124.2)	(2.1)
Rubber and Plastic Products	57.5	28.0	101.0	130.1	(51.7)
Other Non-Metallic Mineral Products	45.3	93.9	111.3	10.1	28.4
Basic Metals and Fabricated Metal Products	83.4	(3.9)	(18.2)	104.7	10.2
Machinery and Equipment	28.9	20.9	45.6	0.6	61.5
Electrical and Optical Equipment	(171.1)	104.9	(175.9)	72.4	19.0
Transport Equipment	74.1	19.1	51.0	40.0	21.9
Manufacturing Not Elsewhere Classified	2.2	3.8	3.7	0.8	0.2
Electricity, Gas and Water Supply	(3.3)	(0.1)	117.3	(9.9)	0.7
Construction	(34.1)	29.6	5.2	38.0	132.0
Services	1,023.4	3,337.4	823.2	(1,119.4)	1,407.5
Wholesale and Retail Trade; Repair of Vehicles	253.8	639.0	738.3	22.7	(155.8)
Hotels and Restaurants	(4.2)	(15.3)	2.4	19.7	1.4
Transport, Storage, Postal Services and Communications	339.5	341.9	133.3	7.2	440.1
Financial Intermediation	94.6	63.4	304.7	353.2	736.2
Of which:
Monetary Intermediation	53.8	22.0	319.1	321.8	128.2
Other Financial Intermediation	8.6	11.8	(1.5)	13.9	0.5
Insurance Companies, Pension Funds	18.7	23.4	(14.7)	12.6	601.2
Real Estate Activities and Business Activities	336.0	2,298.4	(371.5)	(1,539.2)	377.9
Of which:
Real Estate	83.7	204.8	118.9	205.8	306.1
Computer Activities	4.3	3.0	15.4	84.9	(2.8)
Other Business Activities	243.5	2,078.9	(521.3)	(1,831.3)	58.8
Of which:
Manag. Holding Companies	237.4	2,001.4	262.2	(2,481.7)	(400.8)
Other Services	3.7	10.0	16.0	17.0	7.7
Not Allocated Economic Activity	28.7	52.2	43.4	52.7	0.0
Purchase and Sale of Real Estate, Direct Investment of Households Abroad	132.7	167.5	248.9	285.1	260.1

Total	1,081.6	3,966.2	1,475.3	843.9	1,865.1

Source: NBH

Note:

(1) Reinvested profits are not included.

     The following table sets forth the composition of net FDI into the Republic according to the country of origin for the periods indicated:
Foreign Direct Investment by Country of Origin(1)
FDI flows (equity capital) abroad by the investments’ country, net (excluding SPEs)

	2004	2005	2006	2007	2008
	(EUR millions)
Europe	398.0	1,272.7	2,110.1	1,774.1	907.8
Albania	0.0	0.0	0.1	0.0	0.0
Austria	31.7	15.1	6.0	26.8	3.9
Belgium	0.3	4.9	(0.9)	0.3	0.8
Belarus	0.0	0.0	0.0	0.0	0.0
Bulgaria	5.0	8.7	73.7	43.0	(45.9)
Cyprus	10.0	18.4	25.4	56.2	177.1
Czech Republic	1.7	2.9	9.1	46.8	18.2
Denmark	(168.2)	0.0	0.2	0.2	0.0
United Kingdom	1.4	1.5	44.9	646.9	(564.1)
Estonia	0.0	0.0	0.0	0.0	0.0
Finland	0.0	0.0	0.2	0.1	0.0
France	0.7	8.8	0.7	(2.8)	1.5
Greece	0.0	0.5	0.0	0.0	0.0
Netherlands	(4.5)	643.0	57.6	42.6	(754.7)
Croatia	7.0	245.4	2.9	57.3	912.3
Iceland	0.1	0.0	0.0	0.0	0.0
Ireland	(0.2)	(1.6)	(1.7)	0.0	0.0
Poland	138.8	2.1	30.5	3.2	(0.8)
Latvia	0.2	0.0	0.0	0.0	0.0
Liechtenstein	2.1	2.1	8.4	5.4	0.0
Lithuania	0.0	0.0	0.0	0.0	0.0
Luxemburg	0.1	(21.9)	(0.1)	114.0	774.1
Macedonia	54.0	(0.1)	0.0	0.0	0.0
Malta	0.0	0.9	0.5	0.0	0.0
Montenegro	n/a	n/a	n/a	5.9	15.0
Germany	14.2	19.3	4.9	32.0	0.7
Norway	(0.1)	0.0	0.1	(0.4)	0.0
Italy	1.4	1.9	0.4	470.9	0.0
Russia	3.5	0.6	383.8	33.6	190.0
Portugal	0.1	0.0	0.0	0.0	0.0
Romania	74.0	137.3	113.5	59.1	28.0
Spain	(0.4)	2.4	0.8	(0.8)	4.5
Switzerland	0.3	7.0	353.9	33.7	3.6
Sweden	0.2	(0.2)	0.2	0.3	2.9
Serbia and Montenegro	7.5	160.0	315.5	n/a	n/a
Serbia	n/a	n/a	n/a	29.6	17.3
Slovakia	208.7	9.6	32.4	7.3	(44.0)
Slovenia	2.9	0.4	(0.3)	2.1	0.0

	2004	2005	2006	2007	2008
	(EUR millions)
Turkey	0.0	0.0	(0.1)	0.0	10.6
Ukraine	1.7	3.2	650.7	40.9	152.4
America	5.4	12.0	51.8	23.8	79.9
North America	4.2	12.0	51.1	21.4	1.5
United States	3.6	12.2	50.6	21.2	1.5
Canada	0.6	(0.2)	0.5	0.3	0.0
Central America	1.2	0.1	0.6	2.2	0.0
Mexico	0.0	0.0	0.3	0.0	0.0
South America	0.0	0.0	0.1	0.2	78.3
Argentina	0.0	0.0	0.0	0.1	0.0
Brazil	0.0	0.0	0.1	0.1	78.3
Chile	0.0	0.0	0.0	0.0	0.0
Columbia	0.0	0.0	0.0	0.0	0.0
Uruguay	0.0	0.0	0.0	0.0	0.0
Venezuela	0.0	0.0	0.0	0.0	0.0
Asia	6.1	538.9	6.8	55.3	29.1
Near and Middle East	0.3	0.9	2.1	47.5	29.6
Iran, Islamic Republic of	0.0	0.0	0.0	0.0	0.0
Israel	0.3	0.7	3.0	47.3	29.6
Other Asian Countries	5.8	537.9	4.7	7.8	(0.5)
South Korea	3.9	533.6	0.0	0.0	(1.0)
Philippines	0.0	0.0	0.0	0.0	0.0
Hong Kong	0.1	1.2	0.0	0.0	0.0
India	0.5	0.8	0.0	0.0	0.0
Indonesia	0.0	0.0	0.0	0.0	0.0
Japan	0.5	0.1	1.0	6.5	0.4
China	0.6	2.0	3.4	1.0	0.0
Malaysia	0.0	0.0	0.0	0.0	0.0
Singapore	0.1	0.3	0.0	0.0	0.0
Taiwan	0.0	0.0	0.0	(0.1)	0.0
Thailand	0.1	0.0	0.2	0.0	0.0
Africa	(0.2)	0.7	(0.3)	3.7	1.0
North Africa	0.0	0.1	0.0	0.0	0.0
Egypt	0.0	0.0	0.0	0.0	0.0
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	(0.2)	0.6	(0.3)	3.7	1.0
South Africa	(0.2)	(0.3)	(0.2)	0.1	0.0
Oceania & Polar Regions	0.2	0.5	0.6	0.5	0.0
Australia	0.2	0.4	0.5	0.4	0.0
New Zealand	0.0	0.1	0.1	0.1	0.0
International Organizations	0.0	0.0	0.0	0.0	0.0
Not allocated	16.3	12.4	20.6	20.4	0.0

Total	425.9	1,837.3	2,189.7	1,877.7	1,017.7

FDI flows (equity capital) in Hungary by the investors’ country, net (excluding SPEs)

	2004	2005	2006	2007	2008
	(EUR millions)
Europe	782.2	3,767.3	1,429.2	836.3	1,796.2
Albania	0.0	0.0	0.0	0.0	0.0
Austria	(264.7)	118.6	252.0	1,494.6	1,151.3
Belgium	94.8	2.6	60.2	76.2	13.3
Belarus	0.2	0.0	0.0	0.0	0.0
Bulgaria	1.3	0.2	0.0	0.2	0.0
Cyprus	22.4	14.0	32.2	(96.5)	378.9
Czech Republic	0.2	16.6	3.5	27.2	3.8
Denmark	23.3	8.7	87.2	(3.5)	4.8
United Kingdom	52.4	2,458.1	(145.3)	(1,900.8)	23.1
Estonia	0.0	0.0	0.0	0.0	0.0
Finland	17.2	6.1	7.3	8.3	25.1
France	4.5	86.5	54.3	71.9	736.5
Greece	0.4	0.3	1.0	0.8	0.0
Netherlands	424.8	380.1	(390.1)	310.8	497.0
Croatia	1.9	0.2	(0.5)	40.3	0.1
Iceland	0.0	0.7	(0.1)	0.1	0.0
Ireland	28.5	45.8	64.6	15.7	6.5
Poland	1.4	3.2	4.2	10.6	19.2
Latvia	2.2	0.6	(0.9)	0.1	0.0
Liechtenstein	72.0	15.6	2.8	(18.3)	5.8
Lithuania	(0.1)	0.0	0.1	0.5	0.8
Luxemburg	(268.5)	24.9	50.9	52.0	156.2
Macedonia	0.0	0.0	0.0	1.1	0.0
Malta	(0.7)	0.2	0.4	0.8	0.0
Montenegro	n/a	n/a	n/a	0.0	0.0
Germany	464.7	286.1	1,211.0	580.6	(485.1)
Norway	3.5	0.9	0.8	0.9	0.0
Italy	24.3	22.9	30.3	132.6	(117.6)
Russia	1.0	0.4	4.4	1.3	(677.4)
Portugal	0.0	0.4	0.1	71.8	(0.3)
Romania	0.1	1.7	7.6	0.6	0.9
Spain	9.1	13.7	46.0	233.4	(3.5)
Switzerland	42.8	247.8	26.2	(311.0)	65.3
Sweden	22.5	9.2	(0.5)	8.2	(0.2)
Serbia and Montenegro	0.1	0.2	3.2	n/a	n/a
Serbia	n/a	n/a	n/a	(0.1)	0.1
Slovakia	0.0	2.7	3.2	1.1	(13.2)
Slovenia	0.4	0.2	1.9	3.9	(0.1)
Turkey	0.3	0.8	10.3	4.5	0.9
Ukraine	0.1	2.5	0.3	0.4	0.0
America	117.5	40.2	(50.1)	(51.4)	(12.8)
North America	124.8	30.8	(122.4)	61.2	(30.1)
United States	124.8	29.4	149.1	60.7	(62.8)

	2004	2005	2006	2007	2008
	(EUR millions)
Canada	0.0	1.3	(271.5)	0.5	32.7
Central America	(7.5)	8.5	72.5	(112.8)	17.4
Mexico	0.0	0.0	0.0	0.0	0.0
South America	0.1	0.9	(0.2)	0.2	0.0
Argentina	0.0	0.2	0.0	0.1	0.0
Brazil	0.0	0.1	0.0	0.1	0.0
Chile	0.0	0.0	0.0	0.0	0.0
Columbia	0.0	0.0	(0.2)	0.0	0.0
Uruguay	0.0	0.5	0.0	0.0	0.0
Venezuela	0.0	0.0	0.0	0.1	0.0
Asia	137.5	119.4	81.2	13.8	74.1
Near and Middle East	3.6	(23.0)	(2.7)	14.3	(1.1)
Iran, Islamic Republic of	0.5	0.1	0.1	0.5	0.0
Israel	3.1	(23.2)	(5.1)	2.6	(1.1)
Other Asian Countries	133.9	142.4	83.9	(0.5)	75.2
South Korea	16.3	4.9	37.7	0.3	0.0
Philippines	0.0	0.0	0.0	0.0	0.0
Hong Kong	(0.5)	3.3	0.2	(1.9)	0.1
India	0.0	0.3	0.1	0.0	0.0
Indonesia	0.1	0.1	0.0	0.1	0.0
Japan	102.5	132.4	43.5	(1.5)	14.9
China	12.9	5.3	4.7	1.7	0.8
Malaysia	1.6	0.0	(0.1)	0.0	63.8
Singapore	(0.3)	(4.2)	0.9	0.1	(4.2)
Taiwan	1.0	0.0	(3.4)	0.0	0.0
Thailand	0.0	0.0	0.0	0.0	0.0
Africa	1.5	1.9	(2.5)	(0.7)	4.5
North Africa	0.0	0.2	0.2	0.0	0.0
Egypt	0.0	0.1	0.1	0.0	0.0
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	1.5	1.7	(2.7)	(0.7)	4.5
South Africa	0.0	(0.1)	0.0	0.0	0.0
Oceania & Polar Regions	1.4	(0.1)	(17.8)	(0.4)	3.1
Australia	1.2	(0.1)	(1.3)	(0.3)	0.0
New Zealand	0.0	0.0	0.1	(0.1)	3.1
International Organizations	0.0	1.3	0.0	0.0	0.0
Not allocated	41.6	36.3	35.3	46.3	0.0

Total	1,081.6	3,966.2	1,475.3	843.9	1,865.1

Source: NBH

Note:

(1) Reinvested profits are not included.

Foreign Exchange Reserves
     The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:
Gold and Foreign Exchange Reserves

	December 31,					August 31,
	2004	2005	2006	2007	2008	2009
	(EUR millions)
International net gold reserves(1)	31.7	42.9	47.6	55.8	61.0	66.0
Foreign exchange(2)	11,670.9	15,678.4	16,349.1	16,329.7	23,979.1	30,286.7

Total	11,702.6	15,721.3	16,396.8	16,385.5	24,040.1	30,352.7

Source: NBH

Notes:

(1)	Gold valued at London rates fixed on the relevant date.

(2)	Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

MONETARY AND FINANCIAL SYSTEM
National Bank of Hungary
     The NBH is the central bank of Hungary. Its primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the government. These instruments include:
•	setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility) and the setting of rates for overnight deposit and lending facilities;
•	establishing the minimum reserve requirements for commercial banks;
•	conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and
•	determining and implementing the exchange rate policy in agreement with the government.
     The NBH is a company limited by shares, with a registered capital of HUF 10 billion. 100% of the shares in the NBH are owned by the Republic, and the NBH is regulated by a special act, Act LVIII of 2001 on the National Bank of Hungary (the “National Bank Act”). The supreme body of the NBH is the General Assembly with the Finance Minister representing the Republic as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every two weeks, and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.
     In accordance with the latest regulation of the National Bank of Hungary (the Act No. LVIII of 2001 on the National Bank of Hungary, the “National Bank of Hungary Act”), the number of Monetary Council members amounts to a minimum of five and maximum of seven members. According to the new regulation, the Governor, the Deputy Governors of the National Bank of Hungary and four other members can become a member of the Monetary Council. However, the other members of Monetary Council nominated earlier shall remain in their offices until the end of their respective mandates. Therefore, currently the Monetary Council consists of nine members.
     On December 21, 2006, the NBH decided to issue two-week bonds instead of accepting two-week deposits. According to the evaluation of the NBH, the measure had no effect on the conduct of monetary policy. The reason for the change was to enhance the development of the financial sector and the liquidity management of the banks.
Monetary Policy
     As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation band. See “– Exchange Rate Policy.” The inflation targets were 4.5% for the end of 2002, 3.5% for the end of 2003, 3.5% for the end of 2004, 4% for the end of 2005, 3.5% for the end of 2006 and 3% for each year following 2006. The NBH tolerates a deviation of plus or minus 1% from the inflation targets.
     The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band is its two-week deposit facility. The NBH periodically accepts unlimited two-week deposits at the central bank base rate (i.e., the main official interest rate). Furthermore, the NBH reduces the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate. The width of the band is plus or minus 0.5% (the active overnight repo rate is 0.5% above and the passive overnight deposit rate is 0.5% below the official rate).

     The following table sets forth indicative interest rates of the NBH as of the dates shown:
Selected Interest Rates

	December 31,					August 31,
	2004	2005	2006	2007	2008	2009
NBH base rate(1)	9.5	6.0	8.0	7.5	10.0	8.0
Real rate(2)	3.8	2.6	1.4	0.7	6.3	2.9 (3)

Sources: Central Statistical Office, NBH

Notes:

(1)	Two-week rate.

(2)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) – 1, where interest rates are expressed as decimal numbers.

(3)	Calculated according to the latest available (August 2009) CPI data.
     The NBH raised interest rates several times during 2003 to 12.5% in an effort to help prevent the forint from depreciating against the Euro. Beginning in March 2004, the NBH began reducing the central bank base rate gradually as market confidence began improving. The central bank rate stood at 6.0% at the end of 2005. Since June 2006, the NBH raised the base rate gradually, due to higher inflation risks. As of December 31, 2006, the central bank base rate stood at 8.00%. As inflation prospects improved in the summer of 2007, the NBH started to reduce the central bank base rate. As of December 31, 2007, the base rate was 7.50%. Since April 1, 2008, the NBH started raising the base rate gradually, due to higher inflation risks. On October 22, 2008, the central bank increased the central bank base rate by 300 basis points. In November 2008, the central bank reduced the central bank base rate by 50 basis points, and in December 2008, the central bank base rate was reduced twice, by 50 basis points each time. As of December 31, 2008, the central bank base rate was 10.00%. Since January 2009, the central bank has gradually cut the central bank base rate by 250 basis points. On September 30, 2009, the base rate stood at 7.50%.
     Primarily as a result of the past depreciation of the forint, the increase in VAT in 2004 and the ongoing fiscal deficit, the NBH anticipated that the inflation target for 2004 (3.5%, plus or minus 1%) would not be achieved and abandoned its inflation target. The NBH has therefore started to focus its inflation rate targeting primarily on 2005, for which the target rate was 4% (plus or minus 1%). The inflation target rate for 2006 was 3.5% plus or minus 1%. The 12-month inflation rate for 2006 was 6.5%, and thus the NBH missed the targeted rate mainly as a result of the recently announced new fiscal policy. The government and the central bank set an inflation target of 3% plus or minus 1% for 2007 and the following years. The annual average inflation for the year 2008 exceeded significantly the inflation target and amounted to 6.1%, mainly as a result of increasing global oil prices and rising food prices caused by poor harvest in 2007. According to the latest Quarterly Report on Inflation, published in August 2009, there is a high probability of not achieving the 2009 and 2010 inflation targets mainly as a result of VAT and excise duty changes. In the Report on Inflation, the NBH estimated 2009 and 2010 average annual inflation to be 4.5% and 4.1%, respectively, which is higher than the 3% long-term inflation target rate. According to the Report on Inflation, the 2011 average annual inflation shall be 2.1% and below the 3% long-term inflation target. In August 2009, the 12-month inflation rate was 5.0%.
     Since 2001, the NBH has also reformed the minimum reserves system. The required reserve ratio was reduced from 17% in 1995 to 5% in August 2002. The cut in the effective reserve ratio was intended to contribute to the narrowing of the spread between deposit and lending rates. In parallel with the reduction of the minimum reserves ratio, the NBH gradually increased the interest rate paid on the reserves. Since May 1, 2004 (the date of the Republic’s accession to the EU), the reserves carry an interest rate equal to the central bank base rate. This increase in interest on reserves was instituted with a view to increasing the profitability of the banks and to help eliminate the indirect taxation of banks in accordance with the European Bank’s guidelines. On November 24, 2008, the Monetary Council decided to reduce the reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. Credit institutions are required to hold minimum reserves calculated on the basis of the new reserve ratio beginning with the December 2008 maintenance period on. The current reserve ratio applied by the NBH is equal to the reserve ratio applied by the European Central Bank (the “ECB”).
     The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by the monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.
     The following table provides information about the composition of the money supply as of the dates indicated:
Money Supply

						As of
	December 31,					July 31,
	2004	2005	2006	2007	2008	2009
	(HUF billions)
M1	4,169	5,189	5,833	6,348	6,160	5,812
Quasi-money(1)	5,258	5,464	6,080	6,589	8,090	8,486
M2(2)	9,427	10,653	11,913	12,937	14,251	14,297
Securities of financial institutions	380,641	596,849	872	1,259	1,184	1,426
M3	9,808	11,250	12,785	14,196	15,435	15,723

Source: NBH

Notes:

(1)	Quasi-money = fixed term forint deposits + all foreign currency deposits.

(2)	M2 = M1 + quasi-money.
     On February 25, 2008, in agreement with the Government the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, with effect from February 26, 2008. According to the Monetary Council, the floating exchange rate regime provides the central bank with better conditions to achieve its inflation target and, through this, to meet the nominal convergence criteria and finally to enter into European Exchange Rate Mechanism II (“ERM II”).
     On October 10, 2008, the NBH announced the introduction of two-way O/N FX swap tenders. The NBH conducts its two-way FX swap tenders — providing euro and forint liquidity — under a competitive bidding scheme. On both sides, FX swaps are offered as an overnight facility. Auctions for the two sides are conducted simultaneously. Bids would be evaluated in a way that the bid amounts accepted at the two auctions are equal.
     Moreover, the NBH and the ECB jointly announced an agreement to support the NBH’s instrument of euro liquidity provision. The NBH and the ECB have established an agreement on repurchase transactions, which will provide the NBH with a facility to borrow up to EUR 5 billion in order to provide additional support to the NBH’s operations.
     In addition to these measures, the NBH introduced an overnight FX swap facility providing euro liquidity from October 16, 2008 until countermanded. Within the framework of the new standing facility, counterparties of the NBH may swap forint amounts for euro amounts on business days, at a pre-specified price.
     On October 16, 2008, the Monetary Council of the NBH decided to introduce two new lending facilities. The first instrument is a weekly tender for two-week, fixed-rate secured loans for an unlimited amount. The second instrument is a regular tender for six-month, variable-rate secured loans, for a pre-specified amount.
     The NBH also entered into an agreement with the primary dealers of government securities according to which, the primary dealers undertook to provide continuous bid and offer prices on the Budapest Stock Exchange for all publicly issued forint-denominated government securities with residual maturities of more than 90 days, and increase their holdings of Hungarian government securities. The agreement expired in the end of 2008. In addition, the NBH bought government securities from primary dealers via auctions.
     On October 22, 2008, the Monetary Council decided to narrow the interest rate corridor formed by the overnight deposit and collateralized lending facilities around the rate on the central bank base rate to +/- 50 basis points.
     On November 4, 2008, the NBH alongside the Ministry of Finance sent a letter of intent to the IMF requesting the IMF to support the government’s and the NBH’s program to firmly anchor macroeconomic policies and reduce financial stress through a Stand-By Agreement for a period of 17 months in the amount of SDR 10.5 billion (EUR 12.5 billion).
     On November 24, 2008, the Monetary Council decided to reduce the reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. Credit institutions are required to hold minimum reserves calculated on the basis of the new reserve ratio beginning with the December 2008 maintenance period on. The new reserve ratio applied by the NBH is equal to the reserve ratio applied by the ECB.
Recent Developments in Monetary Policy
     On January 20, 2009, the NBH cut the central bank base rate by 50 basis points. The central bank base rate stood at 9.50% as of April 21, 2009. During the first three months of 2009, the forint weakened further trading above the HUF 310/€ level.
     On January 28, 2009, the NBH announced that from February 2, 2009 until withdrawal the NBH would introduce Swiss franc (“CHF”) liquidity-providing one-week, fixed price EUR/CHF FX swap tenders. Under the tender scheme certain credit institutions would be allowed to transact EUR/CHF FX swaps with the NBH at a fixed price on the first trading day of the week. In the starting leg of the transaction, the counterparty of the NBH would sell euros to the NBH in exchange for Swiss francs. The NBH would announce the fixed price expressed in swap points in advance. The NBH would accept bids up to EUR 5.0 billion.
     On the same day, the Swiss National Bank (“SNB”) and the NBH announced an establishment of a temporary EUR/CHF swap agreement. The facility would allow the NBH to provide Swiss franc funding to banks in its jurisdiction in the form of foreign exchange swaps. Starting on February 2, 2009, the NBH would join the weekly EUR/CHF foreign exchange swap operations conducted under the umbrella of the SNB. Under the agreement, SNB would provide the NBH with Swiss francs against the euro. The EUR/CHF swap operations would be conducted with a term of seven days at a fixed price. This measure was in place at least until the end of April 2009.
     Moreover, the NBH decided to broaden the range of counterparties eligible to participate in the six- month, variable-rate collateralized loan tenders.
     On February 5, 2009, the NBH announced the introduction of a six-month EUR/HUF swap tender providing euro liquidity on March 2, 2009 up to EUR 5.0 billion.
     The NBH extended the range of eligible collateral in lending to banks to include certain euro or Swiss francs denominated local authority bonds from February 20, 2009.
     On March 2, 2009, the NBH announced that as of March 9, 2009 until further notice, the NBH would introduce a euro-liquidity providing three-month, variable-rate EUR/HUF FX swap tenders to any amount remaining unallocated of the EUR 5.0 billion assigned to the purpose of the six-month EUR/HUF FX swap tenders.
     On March 8, 2009, the NBH announced that the NBH intends to encourage banks to increase their recourse to its forint and foreign currency liquidity-providing instruments introduced recently, would soon be converting EU funds in the market and stands ready to use the full range of monetary policy instruments at its disposal.
     On March 12, 2009, the NBH announced that, in line with the Monetary Council’s decision on March 8, 2009, the NBH would start converting the net current and capital transfers from the European Union on the foreign exchange market. On the basis of the forecast of the Ministry of Finance, the NBH expected the amount of net transfers from the EU to be converted would be approximately EUR 1.4 billion in 2009. The NBH would convert this amount on the interbank foreign exchange market in a discretionary manner over the course of the year as regular OTC transactions.
     On April 27, 2009, the NBH announced that it will continue the one-week EUR/CHF foreign exchange swap operations at least until the end of July 2009 to support further improvements in the short-term Swiss franc funding markets. The interest rates used to calculate the fixed swap points will be aligned closer with market interest rates.
     On June 25, 2009, the NBH announced that it will continue the one-week EUR/CHF foreign exchange swap operations at least until the end of October 2009 to support further improvements in the short-term Swiss franc funding markets.
     On September 24, 2009, the NBH announced that it will continue the one-week EUR/CHF foreign exchange swap operations at least until the end of January 2010 to support further improvements in the short-term Swiss franc funding markets.
Exchange Rate Policy
     According to the National Bank Act, the NBH and the government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy issues within that framework. As a result of a joint decision in May 2001, the forint was “pegged” to the Euro such that the exchange rate was permitted to shift against the Euro in either direction by up to 15% against the central parity, which was set to HUF 276.1/Euro in May 2001. In combination with the adoption of the inflation targeting framework in June 2001, these policies were consistent with the primary objective of the NBH of achieving and maintaining price stability. These changes allowed the NBH greater flexibility to resume an anti-inflationary policy. On February 25, 2008, in agreement with the Government, the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, effective as of February 26, 2008. According to the Monetary Council the floating exchange rate regime provides the central bank with better opportunity to achieve its inflation target and, through this, to meet the nominal convergence criteria and finally to enter into ERM II.
     In May 2001, the NBH widened the exchange rate band within which the forint could trade to 15% either side of HUF 276/Euro. In June 2001, it adopted an inflation targeting framework, consistent with its primary objective of achieving and maintaining price stability. These changes allowed the NBH greater flexibility to resume a anti-inflation policy.
     During 2001 and 2002, the NBH kept its base interest rate high in order to reduce inflation to the target level. This led to a gradual appreciation of the forint against the Euro during 2002 from HUF 245/Euro at the beginning of the year to HUF 236/Euro by December 31, 2002.
     In early 2003, strong portfolio inflows pushed the forint to the upper band limit of HUF 235/Euro. To defend the forint, the NBH intervened in the foreign exchange market by selling forints and cut interest rates by 100 basis points on both January 15 and 16, 2003. The second rate cut was accompanied by the widening of the overnight interest rate corridor to 3% in order to stem the flow of short-term speculative money into Hungary. Until June 2003, the forint fluctuated around HUF 245/Euro.
     In June 2003, the government and the NBH decided to shift the central parity by 2.26% to HUF 282.39/Euro. This unexpected measure and the growing uncertainty about Hungarian monetary conditions caused a depreciation of the forint by approximately 10% to HUF 265/Euro, prompting the NBH to raise interest rates in support of the forint by a total of 300 basis points, to a level 100 basis points higher than in the beginning of the year. This increase stabilized the forint below the HUF 260/Euro level until the end of November 2003, when it again declined sharply. In order to support the forint and protect its medium term inflation target, the NBH increased the base rate by another 300 basis points, up to 12.5% at the end of November 2003.

     In 2004 and 2005, the forint strengthened significantly and traded around HUF 250/Euro level a result of high central bank base rate and the gradual improvement in fiscal prospects. In view of these favorable signs, the NBH cut interest rates cautiously from March 2004 to 2006.
     In the first half of 2006, partly as a result of higher political risks and uncertainties concerning the fiscal policy, the forint depreciated to HUF 280/Euro. Between June 2006 and October 2006, the NBH raised the base rate gradually, due to higher inflation risks and higher interest rates globally. As a result of higher domestic interest rates and implementation of fiscal deficit contracting measures, as well as relatively high domestic interest rates, the forint appreciated to around HUF 250/Euro by the end of 2006.
     In the first half of 2007, the forint fluctuated around HUF 250/Euro. In the middle of 2007, the forint depreciated reaching HUF 260/Euro, mainly as a result of the subprime crisis. By the end of 2007, the forint traded around HUF 255/Euro. In the first two months of 2008, the forint depreciated further reaching HUF 265/Euro. The weakening of the forint was mainly a result of the low global liquidity and worsened global investor sentiment.
     After abandoning fluctuation band in February 2008, the forint has appreciated reaching HUF 230/Euro by the middle of July 2008.
     In the fall of 2008, however, the forint weakened sharply as a result of the negative impact of the global financial crisis. On October 22, 2008, the forint depreciated to the HUF 275/Euro level. In response, the NBH increased the central bank base rate by 300 basis points. The rate hike prevented the forint from further depreciation, and it stabilized until the end of 2008 at below the HUF 275/Euro level. As of December 31, 2008, the forint was at the HUF 265/Euro level.
     In the spring of 2009, the forint weakened further as a result of ongoing negative impact of the global financial crisis and global economic slowdown. On March 3, 2009, the forint weakened above the HUF 315/Euro level. In the second quarter of 2009, the forint strengthened as a result of a relatively high central bank base rate, decreasing expected Hungarian fiscal and current account deficit and improving global economic growth expectations. On July 31, 2009, the forint strengthened to the HUF 266.43/Euro level.
     As of October 5, 2009, the HUF/Euro exchange rate was HUF 267.38 per EUR 1.00.
Foreign Exchange and Convertibility of the Forint
     Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.
     Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Since January 1998, Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.
     In accordance with the continuing liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed: non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.
The Hungarian Banking System
     In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency — the Hungarian Financial Supervisory Authority (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.
     Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises (the “Credit Institutions Act”), in effect since January 1, 1997, endeavors to facilitate harmonization of the Hungarian banking system with EU uniform banking standards.
Supervision of the Hungarian Banking System
     Supervision of banking activities in Hungary has improved as the banking system has developed. The NBH supervisory responsibilities have largely been transferred to the Hungarian Financial Supervisory Authority from the NBH, with the NBH retaining a more limited supervisory role.
Role of the NBH
     While the NBH has no legal obligation to support Hungary’s credit institutions, the NBH may serve as a lender of last resort to credit institutions that encounter temporary liquidity difficulties.
Role of the Hungarian Financial Supervisory Authority
     Other than credit institutions having their seat in an EU Member State (which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the Hungarian Financial Supervisory Authority before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares of a non-resident entity representing a qualifying holding (10%) or terminate its operations.
     The Hungarian Financial Supervisory Authority is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The Hungarian Financial Supervisory Authority is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.
Banking Regulations
     The government or the Finance Minister (and not the Hungarian Financial Supervisory Authority) has the power to issue regulatory decrees. Act CXX of 2001 on the Capital Markets (the “Capital Markets Act”) and the Credit Institutions Act set forth matters upon which the government or the Finance Minister may issue such regulatory decrees.
     The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.
     Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: 0% for standard assets; 0% to less than or equal to 10% for watch assets; greater than 10% to less than or equal to 30% for sub-standard assets; greater than 30% to less than or equal to 70% for doubtful assets; and greater than 70% to 100% for bad assets.
     Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) has been finalized by the beginning of 2008. Individual banks are required to create their own guidelines, which are to be reviewed annually.
Structure of the Hungarian Banking System
     The Credit Institutions Act provides for three types of credit institutions:
•	banks (credit institutions that may provide the full range of financial services);
•	specialized credit institutions (credit institutions that provide special activities, for example, mortgage banks or the Hungarian Development Bank Ltd. (the “MFB”)); and
•	co-operative credit institutions (credit co-operatives and savings co-operatives).
     Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage in, for their own account or for the accounts of customers, trading in government and corporate securities, and derivatives, and may also provide investment services. The total assets of the credit institutions amounted to HUF 25,774.7 billion as of June 30, 2009.
     The following table illustrates certain trends in the Hungarian banking system for the periods indicated:
Banking System — Selected Indicators

	Banking survey (% change, year on year)
						As of
						July 31,
	2004	2005	2006	2007	2008	2009
Domestic credit	14.1	16.3	18.5	12.8	18.5	11.5
Credits to enterprises	13.3	14.2	13.7	12.1	10.9	5.9
Credits to households	27.2	26.4	25.5	24.3	30.5	21.0
Broad money (M3)	11.6	14.7	13.6	11.0	8.7	7.0

Source: NBH
     Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB and the Hungarian Eximbank.
     Cooperative institutions may only provide limited types of financial services, primarily the taking of deposits and the making of small loans. As of June 30, 2009, Hungarian cooperative institutions held aggregate total assets of HUF 1,537.3 billion.
     In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:
•	the National Deposit Insurance Fund, which credit institutions are required to join, insures deposits up to HUF 13 million per depository, but does not cover the deposits of the government or certain other entities;
•	the Credit Guarantee Corporation, which guarantees loans to small and medium-sized businesses;
•	the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and
•	the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.

Ownership Structure of the Banking Sector
     Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. In 2005, approximately 80% of the total equity capital of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank which were owned by the Hungarian state) was held by non-residents.
     The only banks (other than the NBH) in which the Republic now holds controlling interests are the MFB (Hungarian Development Bank) and the Hungarian Eximbank. The Republic has also retained a golden share in OTP Bank (the “OTP”), which grants the Republic certain special shareholder rights. For example, there can be no shareholder quorum without the presence of the Republic as holder of the golden share and decisions regarding changes in the registered capital of the bank, the merger, dissolution, transformation or liquidation of the bank, the transfer or encumbrance of rights necessary for the operation of the bank and the appointment or removal of directors and supervisory directors of the bank, who represent the Republic as holder of the golden share, can only be made with the consent of the Republic as holder of the golden share. In compliance with the EU Directive on the freedom of the capital markets, this form of the state’s special ownership rights has been abolished, and the golden share in OTP has been transformed into a common share.
     In May 2009, the Republic acquired a special priority share in FHB Jelzálogbank Nyrt. issued in accordance with the Act CIV of 2008 on the strengthening of the stability of financial intermediaries. As a holder of this share, the Republic must consent to any dividend-payments and resolutions subject to the approval by a 75% majority at the general shareholders meeting.
Capital Markets
     During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the Hungarian Financial Supervisory Authority. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. At the end of 2007, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines.
Stock Exchange
     The Budapest Stock Exchange (the “BSE”) opened in 1990 and is a self-governing and self-regulating organization which selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.
     In February 2004, the BSE and the Budapest Commodity Exchange (the “BCE”) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE have been transferred to the BSE.
     In May 2004, a majority stake in the BSE was acquired by a financial consortium led by HVB Bank Hungary. This consortium had the following composition as of August 31, 2008: (i) UniCredit Bank Hungary Zrt., 25.2%; (ii) Wiener Börse, 12.5%; (iii) Raiffeisen Zentralbank, 6.4%; (iv) Österreichische Kontrollbank, 12.5%; and (v) Erste Bank der Österreichischen Sparkassen, 6.4%. The acquisition of a majority stake in the BSE by the consortium has generally been viewed as a positive step towards greater cooperation between the BSE and the other stock exchanges in the Central European region.

     The following table sets forth selected indicators relating to the BSE at the end of and for the periods indicated:

	December 31,
	2004	2005(1)	2006(2)	2007(1)	2008(1)
Total spot turnover values (in USD millions)	14,545	25,614	32,734	26,005	15,688
Equities	12,880	24,128	30,880	25,290	14,334
Government Bonds	525	401	617	163	913
Corporate Bonds	509	613	681	284	96
Bonds of International Institutions	—	—	—	—	—
Mortgage Bonds	430	376	369	170	108
T-Bills	193	86	158	42	139
Investment Funds	4	7	23	55	40
Compensation Notes	4	1	6	0	0
Certificates	0	0	0	0	59
Total number of transactions	790,916	1,119,909	1,483,551	1,654,992	1,950,035
Equities	775,144	1,104,246	1,464,913	1,629,373	1,893,117
Government Bonds	638	281	391	233	1,106
Corporate Bonds	8,486	11,129	11,501	14,942	9,363
Bonds of International Institutions	—	—	—	—	—
Mortgage Bonds	1,929	2,034	2,680	2,089	2,509
T-Bills	185	96	103	52	113
Investment Funds	1,165	1,253	2,186	7,177	8,433
Compensation Notes	3,369	870	1,777	1,126	1,097
Certificates	0	0	0	0	34,297
Average number of daily transactions	3,164	4,427	5,887	6,755	7,959
Average daily turnover (in USD millions)	58	101	130	106	64
Average value per transaction (in USD thousands)	18	23	22	16	8
Number of trading days	250	253	252	245	251
Total Futures Turnover (in USD millions)	10,894	23,695	30,659	19,367	11,037
Budapest Stock Exchange Index “BUX”	2,167	5,218	7,253	3,060	1,993
Currencies	3,932	10,643	14,416	9,499	5,575
Shares	4,791	7,831	8,977	6,804	3,469
Interest Rates	4	3	12	3	0
Number of transactions	176,073	283,301	426,896	435,519	469,633
Total Options Turnover (in USD millions)	64	257	1,330	379	267
Equity options	4	6	5	0	0
Index options	0	0	13	1	0
Currency options	60	251	1,312	378	267
Number of trades (thousand)	49	270	1,079	1,109	936
Average exchange rate HUF/USD(3)	202.63	199.66	210.51	183.83	171.80

Source: Budapest Stock Exchange

Notes:

(1)	USD values calculated based on EUR values of the Budapest Stock Exchange and the yearly average EUR/HUF and USD/HUF foreign exchange rates calculated by the NBH.

(2)	USD values calculated based on HUF values of the Budapest Stock Exchange and the yearly average USD/HUF foreign exchange rates calculated by the NBH.

(3)	Exchange rate used by the Budapest Stock Exchange for calculating USD values expressed in this table.

PUBLIC FINANCE
General Information
     The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.
Methodology
     The fiscal year for the government is the calendar year. The general government budget data are compiled by the Ministry of Finance in several stages. In the fall of each calendar year, the Ministry of Finance compiles the first preliminary budget (called the “planned budget”) for the following calendar year in accordance with the budget act approved by Parliament for such year.
     In January of each given calendar year, the Ministry of Finance compiles the first version of the general government budget for the previous year. This budget (compiled according to data available in January) is called the “preliminary budget.” During the course of the year, the Ministry of Finance collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry of Finance revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. This budget (compiled according to data available in May of a given calendar year) is called the “fact budget.” The main reason for the differences between the preliminary and fact budgets is the uncertainty of the exact amounts of revenues and expenditures of the central governmental institutions, as balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry of Finance is obliged to compile the final account by the end of August of a given calendar year using the fact budget. The final account is submitted to the Parliament, and the Parliament approves the final account with a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry of Finance compiles the third version of the general government budget for the previous year, known as the “final budget.”
     The information included in this document with respect to the budget for 2008 was derived from the preliminary budget for 2008 as calculated by the Ministry of Finance using data available in May 2009.
Budget Trends
     The following table sets forth the main fiscal trends in Hungary for the years indicated:
Budget Trends(1)

	General government balance, consolidated
					2008	2008
	2004	2005	2006	2007	Planned	Preliminary
	(HUF billions)
GFS method
Revenues	8,208	9,518.3	10,484.4	11,636.9	12,339.8	12,352.9
Privatization receipts	10.9	16.1	17.3	24.0	n/a	n/a
Revenues (excluding privatization receipts)	8,197.1	9,502.2	10,467.1	11,612.9	12,339.8	12,352.9
Expenditures	9,525	10,570	12,666.1	12,974.3	13,561.6	13,280.7
Balance (excluding privatization receipts)	(1,327.9)	(1,067.6)	(2,199.0)	(1,361.4)	(1,221.8)	(927.7)
Balance in % of GDP	(6.5)	(4.9)	(9.2)	(5.4)	(4.5)	(3.5)
General government balance — consolidated

	General government balance, consolidated
					2008	2008
	2004	2005	2006	2007	Planned	Preliminary
	(HUF billions)
ESA method (excluding private pension funds)
Revenues	8,795.9	9,300.5	10,145.0	11,394.5	12,031.4	12,108.4
Expenditures	10,134	11,020	12,333.5	12,642.5	13,132.2	13,029.6
Balance	(1,337.8)	(1,719.2)	(2,188.5)	(1,248.0)	(1,100.7)	(921.2)
Balance in % of GDP	(6.5)	(7.8)	(9.2)	(4.9)	(4.0)	(3.5)

Source: CSO and Ministry of Finance

Notes:

(1)	For methodological remarks on planned, expected, preliminary and fact budgets, see “Public Finance — General Information — Methodology.”
     According to fact data available in May 2009, the general government deficit (including local governments) amounted to HUF 927.7 billion (3.5% of GDP) according to the GFS methodology for the year 2008. The general government deficit for the year 2008 according to the ESA methodology (local governments included) reached HUF 921.2 billion, equaling 3.5% of the GDP for the year 2008.
     The 2009 planned general government deficit (local governments excluded) is HUF 650.7 billion (2.3% of GDP) according to the GFS methodology. The 2009 expected general government deficit (local governments excluded) is HUF 991.8 billion (3.8% of GDP) according to GFS methodology.
     On January 8, 2008, the Ministry of Finance published the preliminary general government deficit (excluding local governments) for the year 2007 according to GFS methodology. The deficit reached HUF 1,291.4 billion, or 5.0% of the projected GDP for the year 2007.
     On January 17, 2008, the Ministry of Finance published the preliminary general government deficit (including local governments) for the year 2007 according to the ESA methodology. According to the first estimate of the Ministry of Finance the deficit reached 5.7% of the projected GDP for the year 2007.
     On March 9, 2008, a referendum was held on daily hospital and doctor visit fees and higher education tuition fees. The majority of votes demanded the abolition of these measures.
     On March 14, 2008, Standard & Poor’s changed the long term foreign currency and local currency debt outlook from “Stable” to “Negative”; the rating remained “BBB+.”
     On April 1, 2008, the Central Statistical Office published the preliminary general government deficit (including local governments) for the year 2007 according to ESA methodology. The deficit reached HUF 1,395.1 billion, or 5.5% of GDP for the year 2007.
     On October 29, 2008, the IMF, the EU and the World Bank agreed to grant a financial assistance package to the Republic of up to USD 25.1 billion. The IMF agreed to provide a 17-month standby facility of USD 15.7 billion (EUR 12.5 billion), while the EU agreed to lend USD 8.1 billion (EUR 6.5 billion), and there is a possibility to draw down USD 1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the consequences of the global financial crisis.
     A HUF 600 billion banking sector package was set up by the Parliament. The banking sector package contains provisions for added capital and funds a guarantee fund for interbank lending. Funding will be divided as follows: total funding of HUF 600 billion will be divided equally between the Capital Base Enhancement Fund and the Refinancing Guarantee Fund. The package is available to private Hungarian banks of systemic importance. The Capital Base Enhancement Fund has been set up to bring the eligible banks’ capital adequacy ratio (CAR) up to 14%. The Guarantee Fund is meant to bring comfort to the providers of wholesale funding and secure the refinancing of the eligible banks. Its endowment of HUF 300 billion will be invested in euro denominated government bonds of Euro area countries and managed by the NBH. Open for new transactions until the end of 2009, it will guarantee the rollover of loans and wholesale debt securities with an initial maturity of more than three months and up to five years, against a fee and with appropriate safeguards.
     As of July 15, 2009, out of the financial assistance package provided by the IMF, SDR 0.1 billion was used for the bank rescue package, SDR 1.8 billion was used in form of loans to banks, and SDR 2.2 billion was used for sovereign debt service. Meanwhile, out of the financial assistance package provided by the EU, the already drawn EUR 5.5 billion was used for sovereign debt service. Furthermore, the NBH also drew SDR 1.3 billion in the end of June 2009.
     In November 2008, the Parliament approved the act on fiscal responsibility. The act set out new fiscal rules regarding the central subsystem of the government, established the Fiscal Council and introduced guarantee elements prevailing in the planning of the budget, which ensure that compared to the accepted medium term expenditure ceilings additional expenditure claims could only be planned in the event that their negative effect on the balance can be offset by the decrease of other expenditure elements or increase in revenues. The act also determines expenditure caps and balance limitations, both for the coming years and in the long run.
     On January 8, 2009, the Ministry of Finance published the preliminary general government deficit (excluding local governments) for the year 2008 according to the GFS methodology. The deficit reached HUF 907.1 billion equaling 3.3% of the projected GDP for the year 2008.
     In February 2009, certain reform measures were undertaken. The key structural moves included increasing retirement age, changing pension indexation rules, upper limit of the “13th month”, pension benefit established at HUF 80,000, elimination of the “13th month” pension benefit for new entrants, tightening disability retirement rules, cutting interest subsidy to housing loans and social policy restrictions, cutting compensation to gas and distance heating costs (consumer prices), changing family allowance, child-care pay (as abbreviated in Hungarian: GYED) and child-care aid (as abbreviated in Hungarian: GYES), changing local government subsidies.
     Cost-cutting measures introduced in February 2009 were mostly of structural nature. Thus, their effect will only partially appear in the year 2009, but in 2010 and 2011, the effect will be much greater.
     The result of cost-cutting measures introduced in February 2009 is HUF 212 billion for the year 2009 while the decisions will save HUF 551 billion and HUF 612 billion in 2010 and 2011, respectively, in the public sector. The measures will entail significantly better sustainability of the pension system and changes to financing of the local governments. Fundamental changes will be made to social distributions (i.e., social benefits and family subsidies).
     In February 2009, the Government planned to introduce a net total revenue neutral tax reform.
Changes in Taxation on Cash Basis (HUF Billion)

	2009	2010
Description

Payroll Taxes	(40)	(258)
Contribution Charges on Wages Payable by Employer	(81)	(281)
Employer contribution cut by 5 percentage points from July 1, 2009 up to the double figure of minimum wage; from 2010 cut by 5 percentage points for all (by 3% on health insurance contribution and 2% on labor market fund)	(81)	(302)
Contribution on rehabilitation to be tripled from 2010 (net effect on general government level)	—	21

Measures on Employers but Involving Employee Income to be Cut	—	215

	2009	2010
Certain tax-free benefits to become taxable (PIT and social security contribution from 2010)	—	215

Payroll Charges on Employees	(40)	(192)
Elimination of special tax for individuals, from July 1, 2009	(10)	(29)

Personal Income Tax (“PIT”) Schedule, Tax Credit
Lower tax bracket to increase to HUF 2.2 million, tax rates to increase to 19% and 38%, from July 1, 2009. Tax credit up to HUF 11,970 or 19% of wage income with a ceiling of HUF 1.5 million, and 7% with a ceiling of HUF 3,552,000	(35)	—
Lower tax bracket to increase to HUF 3.0 million from January 1, 2010	—	(196)
Elimination of PIT benefits in taxation except for the family benefit from 2010 (from 2011, further HUF 43 billion)	—	3
Universal benefits (family allowance, regular social benefit, etc.) from September 1, 2009	5	30

Capital Taxes	(2)	(43)
Special tax on enterprises to be eliminated from 2010	—	(208)
Corporate taxable income to be widened with investment-related preferences remaining from 2010	—	73
Corporate tax rate to be increased to 19% from 2010	—	97
Separately taxable income will be rated down to 19% from January 1, 2010	—	0
Entrepreneur contribution to be cut by 1.5 percentage points from July 1, 2009	(2)	(5)

Consumption-related Taxes	123	288
Value Added Tax (“VAT”) increase by 3 percentage points from July 1, 2009*	107	248
Excise tax increase from July 1, 2009	16	40

Property-type Taxes	—	—
Elimination local taxes on real properties from 2013	—	—
Real property tax from 2011	—	—
Households	83	311
Enterprises	(83)	(324)
Macroeconomic Effect from Basic Scenario	8	42
Effect in Total	8	29

*	Beyond the increase of the rate, excise tax increase contains the effect of VAT increase as well. Government revenue from VAT and excise tax increases in 2009 and 2010 show higher uncertainty due to macroeconomic risks from economic recession.
Source: Ministry of Finance
     On April 1, 2009, the CSO published the preliminary general government deficit (including local governments) for the year 2008 according to ESA methodology. In 2008, the deficit reached HUF 895.2 billion equaling 3.4% of the preliminary 2008 GDP.
     Simultaneously, the NBH published the preliminary general government debt figure (including local governments) as of the end of 2008 according to the ESA methodology. The debt reached HUF 19,318.4 billion equaling 73.0% of the preliminary GDP for the year 2008.

Central Government Budget
     The following table sets forth information concerning central government revenues and expenditures for the years 2004 to 2006, the final budget for 2007 and the planned and preliminary budget for 2008:
Central Government Revenues and Expenditures(1)

	Revenues and expenditures of the central budget
	2004	2005	2006	2007	2008	2008
	Final	Final	Final	Final	Planned	Preliminary
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	448.7	465.6	555.0	700.3	716.3	699.9
DPTT(2)	19.7	23.8	33.6	31.5	29.0	38.8
Customs and import duties	39.3	9.4	9.1	9.2	8.9	9.8
Gambling tax	60.4	66.4	71.5	71.5	73.5	72.7
Eco tax	17.4	15.9	18.1	19.9	20.5	25.2
Simplified business tax	67.0	91.4	143.1	152.8	168.7	166.5
Other central payments	126.4	165.1	140.4	124.1	130.7	139.2
Other payments	23.6	21.2	35.2	19.3	31.0	30.1

Total	802.6	858.7	1,005.9	1,128.6	1,178.6	1,182.1

Taxes on Consumption
Value added tax	1,727.7	1,785.3	1,832.0	1,979.4	2,130.6	2,114.1
Excises	716.2	739.0	849.2	912.0	937.6	929.7

Total	2,443.9	2,524.3	2,681.2	2,891.4	3,068.2	3,043.8

Payments of Households
Gross PIT revenues	1,360.4	1,437.7	1,579.8	1,800.0	1,938.3	1,998.9
PIT revenues of central budget	904.6	997.8	1,119.1	1,305.7	1,367.2	1,435.6
Private persons’ special tax	0	0	0	20.8	26.9	27.6
Tax payments	5.8	3.4	7.3	5.6	5.3	5.8
Fees	100.1	111.8	111.1	118.8	131.4	131.0

Total	1,010.5	1,113.0	1,698.2	1,945.3	2,101.8	2,163.3

Central Budgetary Institutions and Chapter Administered Appropriations
Revenue of the central budgetary institutions	612.4	688.7	832.5	828.8	536.8	785.6
Own revenues of chapter administered professional appropriations	86.4	124.8	133.1	150.8	69.7	149.0
EU support of chapter administered professional appropriations	49.1	195.3	302.2	287.4	601.1	328.1
EU support of central investments	0.5	0.8	0	0	0	0

Total	748.5	1,009.5	1,267.8	1,266.9	1,207.5	1,262.7

Payments of Central Budgetary Institutions	35.7	57.9	110.5	49.5	21.5	94.4
Payments of Local Governments	10.4	15.3	15.6	11.3	6.5	17.0
Payments of Extrabudgetary and Social Security Funds	67.9	81.3	82.0	135.9	119.3	143.4
Revenues of International Transactions	16.0	6.4	8.6	3.5	2.2	1.5
Payments Related to State Property	68.2	632.0	33.0	48.8	96.4	71.7
Road Tolls	0	0	0	0	0	0
Motorways	0	0	0	0	0	0

	Revenues and expenditures of the central budget
	2004	2005	2006	2007	2008	2008
	Final	Final	Final	Final	Planned	Preliminary
	(HUF billions)
Other Revenues	10.9	39.9	20.7	20.3	6.2	47.7
Revenues Related to Debt Service	1.8	116.4	1.0	0.2	0.2	9.7
Lump Sum Cash Flow Facility from EU	42.8	17.8	7.8	0.0	32.0	51.1
Payments of the NBH	0.0	0.0	0.0	0.0	0.0	0.0
Interest Revenues	74.0	108.6	77.6	92.7	59.1	82.0

Total Revenues	5,333.2	6,896.6	7,009.9	7,594.5	7,899.6	8,170.4

Expenditures
Subsidies to Economic Units	122.7	113.1	124.0	197.4	141.8	203.1
Support to the Media	43.2	45.9	46.6	52.2	53.4	51.3
from which Support to the Broadcasting Fund	0.0	0.0	0.0	0.0	0.0	0.0
Consumer Price Subsidy	103.8	117.7	117.9	111.9	117.0	107.6
Housing Grants	204.0	232.6	223.5	228.5	190.7	185.6
Family Benefits Social Subsidies
Family benefits	307.8	326.3	471.0	508.1	507.2	503.0
Income supplement benefits	133.7	141.1	147.6	151.7	159.7	156.6
Other specific subsidies	23.3	25.7	27.4	26.5	27.6	26.3

Total	464.8	493.1	646.0	686.3	694.5	685.9

Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	1,927.5	2,038.5	2,280.1	2,382.6	1,861.2	2,350.6
Chapter administered professional appropriations	1,009.5	1,248.6	1,565.4	1,814.5	2,015.4	1,648.1
Central investment	63.9	49.0	51.1	37.3	0.0	0.0
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0

Total	3,090.9	3,336.1	3,896.6	4,234.4	3,876.5	3,998.7

Support to Political Parties and Other Civil Organizations	3.7	3.7	5.1	5.2	5.2	5.2
Transfer to Social Security Funds	335.9	422.4	890.6	777.8	841.3	835.0
Transfer to Local Governments
Direct transfer from the budget	769.0	881.4	867.1	860.3	777.6	858.5
Transfer from EU	0.0	17.4	24.2	18.7	190.0	104.3
Yielded PIT revenues	455.8	439.9	460.7	494.3	571.1	563.2

Total	1,224.8	1,338.7	1,352.0	1,373.3	1,538.6	1,526.0

Transfer to Extrabudgetary Funds	15.9	20.4	19.2	27.9	32.4	32.8
Expenditures of International Transactions	7.7	7.6	8.0	14.6	14.2	14.2
Debt Service Related Expenditures	10.8	11.1	13.2	10.3	12.3	20.6
Other Expenditures	20.2	34.3	53.2	22.5	23.3	26.1
General Reserves	0.0	0.0	0.0	0.0	0.0	0.0
Special Reserves	0.0	0.0	0.0	0.0	0.0	0.0
Safety Reserve	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	0.0	22.7	0.0	0.0	230.3	0.0
Extraordinary Expenditures	47.1	181.2	433.4	73.2	24.1	16.0
Transfer to the NBH	0.0	0.0	0.0	0.0	0.0	0.0
Government Guarantees Redeemed	2.7	13.9	10.8	10.3	19.3	17.1

	Revenues and expenditures of the central budget
	2004	2005	2006	2007	2008	2008
	Final	Final	Final	Final	Planned	Preliminary
	(HUF billions)
Contribution to EU Budget	119.7	186.6	185.6	189.5	205.3	210.6
Expenditures Related to State Property	0.0	0.0	0.0	0.0	88.2	67.0
Expenditures Related to the NBH	0.0	0.0	0.0	0.0	0.0	0.0
Interest Payments	875.5	903.3	970.0	995.7	1,053.5	1,133.5
Interest Risk Buffer	0.0	0.0	0.0	0.0	45.0	0.0

Total Expenditures	6,237.6	7,004.5	8,971.5	8,992.4	9,017.1	9,032.1

Source: Ministry of Finance

Notes:

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance — Methodology.”

(2)	Mine rents.
Central Government Budget Process
     The Ministry of Finance prepares the central government budget on a calendar year basis for the government, which submits it to Parliament for consideration and ultimate approval. The annual central government budget for each coming year is supposed to be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the government is obliged to propose a bill on an interim central government budget without delay. If the bill on the interim central government budget is not approved by Parliament either, the government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year.
     Within eight months following the end of each calendar year, the final accounts for the preceding year are compiled by the government and are submitted to Parliament for final approval.
     The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.
Roles of the Ministry of Finance, the Hungarian State Treasury and the Government Debt Management Agency
     The Ministry of Finance is responsible for supplying information to support decision-making of the government and for coordinating issues falling within the government’s scope of authority in relation to public finances. Specific responsibilities include the preparation of the bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.
     The Ministry of Finance is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the registration of government debt guarantees, including loans granted and claims of the central government. These tasks are executed through the Treasury and debt and liquidity management tasks are carried out by Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság, a special government debt management agency (the “Government Debt Management Agency Private Company Limited by Shares” or “GDMA Pte Ltd.”).
     The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry of Finance. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.
     The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obliged to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.
     The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.
     The government’s borrowing needs are financed by the Government Debt Management Agency Private Company Limited by Shares. The Finance Minister established the Government Debt Management Agency Private Company Limited by Shares in order to concentrate debt management functions into one organization. Accordingly, the Government Debt Management Agency Private Company Limited by Shares manages, renews and records the forint and foreign exchange debt of the central government and, pursuant to the amendment of the Public Financing Act of 2003, manages the liquidity of the Single Treasury Account. In the context of liquidity management, the Government Debt Management Agency Private Company Limited by Shares introduced new secondary market operations (such as repurchase transactions on the domestic securities market).
     In the domestic market, the responsibilities of the Government Debt Management Agency Private Company Limited by Shares include the administration of auctions and subscriptions, and the development of the institutional framework and the structure of government securities markets. Further, the Government Debt Management Agency Private Company Limited by Shares provides easily accessible, up-to-date information on the government securities markets and on the financing of the Republic’s borrowing needs in order to encourage transparency and openness. With respect to foreign debt management, the Government Debt Management Agency Private Company Limited by Shares acts in the name of the Republic of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.
Taxation
     The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes.
     Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source of income as defined by the respective Hungarian tax law and is also generally affected by the applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand and Mexico.
     Hungary, like many developing countries, has a substantial “shadow” economy, which is able to avoid paying taxes. Recent improvements to this situation are demonstrated by increases in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.
     The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards. Most recently, personal income tax was reduced, and the highest rate of VAT was reduced to 20% from 25% (each with effect as of January 1, 2006).

Corporate Profit Tax and Corporate Dividend Tax
     The corporate tax rate on profits is generally 16%, although taxpayers may take advantage of certain tax preferences. Domestic entities receiving dividends are exempted from Hungarian dividend tax. A foreign entity receiving dividend, interest and royalties from a local source is not subject to withholding tax.
Personal Income Tax
     Hungary had a three-tier graduated personal income tax rate structure with rates of 18%, 26% and 38%. On January 1, 2005, the second tier (26%) personal income tax rate was abolished. Effective as of January 1, 2006, the upper tier (38%) personal income tax rate has been reduced to 36%. According to the Act No LXXVII of 2009 regarding the modification of the tax system, retroactively, as of January 2009, the personal income tax base has been broadened, while the first tier rate has been decreased to 17%, and the rate for the upper tier was decreased to 32%.
Value Added Tax
     As of September 1, 2006, the 15% VAT rate (VAT rate lower than the standard rate imposed on certain items) was increased to 20%; while the standard VAT rate became 20% from previous 25%, and the 5% rate on special needs items (e.g., medicine and books) remained unchanged. As of July 1, 2009, the standard VAT rate was increased to 25%. A reduced 18% VAT rate was introduced with respect to certain basic food items. Currently, there is no tax imposed on some services (e.g., postal and financial services). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives.
Registration Tax
     Registration tax has been levied on the registration of cars since February 2004; however, in line with a recent decision of the European Parliament, this tax will be abolished gradually by 2016.
Excise Duty
     An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products.
Luxury Tax
     As of January 1, 2006, the government introduced a tax imposed on the purchase of expensive residential buildings with a value in excess of HUF 100 million.
Solidarity Surtax
     As of September 1, 2006, the solidarity surtax of 4% is payable by entities which are subject to corporate tax and natural persons with incomes above a certain level.
Other Central Government Revenues
     Customs duties are imposed on goods imported from outside the European Union in accordance with the European Union customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.
Local Taxes
     Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes.

Social Security and Extra-Budgetary Funds
     The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:
Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	As of year ended December 31,
					2008	2008
	2004	2005	2006	2007	Planned	Preliminary
	(HUF billions)
Social Securities Fund
Revenues	2,726.9	3,027.1	3,661.0	4,318.7	4,310.2	4,302.7
Expenditures	3,150.8	3,495.9	3,791.8	4,291.1	4,308.2	4,370.4
Surplus (deficit)	(423.9)	(468.8)	(130.8)	27.6	2.0	(67.7)
Extra Budgetary Funds(2)
Revenues	304.7	341.6	391.9	459.5	481.7	485.2
Expenditures	276.8	311.2	342.0	396.6	476.8	457.2
Surplus (deficit)	27.9	30.4	49.9	62.9	4.9	28.0

Source: Ministry of Finance

Notes:

(1)	For methodological remarks on planned, expected, preliminary, fact, and final budgets, see “Public Finance – General Information – Methodology.”

(2)	Currently, these funds consist of the Central Nuclear Fund, the Labor Market Fund, the Research and Technology Innovation Fund, the National Cultural Fund, the Homeland Fund and the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund.
     The contribution of the central government to the social security funds was HUF 220.5 billion in 2001, HUF 383.9 billion in 2002, HUF 301.9 billion in 2003, HUF 335.9 billion in 2004, HUF 422.4 billion in 2005 HUF 890.6 billion in 2006, HUF 777.8 billion in 2007, and amounted to HUF 835.0 billion in 2008 according to preliminary data.
Social Security System
     Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Hungarian state. Since the change of the political and economic system, self-provision has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may influence their respective future social benefit through the amounts paid to an individual account. In any event, the Hungarian state provides social security benefits for those incapable of self-provision.
Health Care System
     Health services are provided to help people stay healthy and to help those who have fallen ill to recover within the shortest possible period of time or, if this is not possible, to maintain the highest possible quality of life for as long as possible. Health care provision is governed by the principle of gradual approach, where a patient is to be treated and where the requirements are adequately met by the available resources, and should be referred to a higher level only if his or her treatment can be carried out in a more efficient way. The first level is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care, and the third level is represented by in-patient care institutions (hospitals, clinics and sanatoria). All beneficiaries have the right to sufficient information on their respective illness and to the necessary treatment. However, for ongoing and regular health care, a patient has to duly pay his or her respective social security contributions and has to hold a social security card as proof of this.

On this basis, a citizen is entitled to use the ambulant services, to receive sickness benefit or to qualify for disability pension when his or her respective working capability is permanently reduced. In addition to the disability benefits provided to people disabled by ill health or accident, disabled people are entitled to additional financial and in-kind benefits, including for instance the right to use designated parking lots and receive financial assistance for travel.
     Several changes were introduced into the health insurance system in recent years. The contribution of households to the financing of health services has been increased. A free or heavily subsidized health service is available in some cases only for those who are most in need. The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased. Employers pay 5% of an employee’s income and the employee contributes 56%. In addition, there is currently a fixed monthly health care contribution by employers of HUF 1,950 per employee per month.
Pension System
     In the course of the reform of the social security system, the pension system has undergone the most fundamental transformation over the last decade. The single-tier pension system has been replaced by a three- tier system, pursuant to which in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee has the possibility of joining a voluntary pension fund as well. The current “three-pillar” pension system was instituted in 1998. The three pillars of this system are: state pensions (the “pay-as-you-go” system), voluntary pension funds and private pension funds.
     Mandatory payments are made to the state pension fund and to a private pension fund selected by the employee. The mandatory pension contribution equals 33.5% of the employee’s monthly salary, out of which 9.5% is paid by the employee and 24% by the employer. The contribution paid by the employer goes to the state pension fund in each case. If the employee opts to join a private pension scheme, then, of the employee’s 9.5% contribution, 8% is transferred to the private pension fund and the remaining 1.5% is transferred to the state fund. However, entrants are obliged to choose a private pension system. For employees remaining solely in the state system, the entire 9.5% contribution goes to the state pension fund. Membership of voluntary or mutual pension schemes, however, is not obligatory. Retirement age was raised from 55 years for women and 60 years for men to 62 years for both women and men. However, the positive efforts of the pension reform on the general budget will not be apparent for at least 30 years, due to the delayed effect.
Sustainability of the Social Security System
     Health Care System. Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for employees in health care and the fast increase of service provision. Because of the strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of medicine prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.
     In order to ease the burden of the state in the long term in the financing of the health care system, the government has started preparations for a financing reform of the health care system. The reform is expected to aim at curbing the expenditure growth, and introducing cost-effective services by changing the financing and incentive mechanisms.
     Pension System. According to demographic projections, the proportion of the population over retirement age compared to the population of working age will increase significantly in the next decades. The increase in the retirement age (see “– Social Security and Extra-Budgetary Funds – Social Security System – Pension System”) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

     In response to these adverse demographic trends, the government has taken certain steps to reform the pension system. Most importantly, these steps include (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called Swiss indexation (50% of wage increases, and 50% of inflation).
Local Government Finance
     The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:
Local Government Revenues and Expenditures

	Year ended or ending December 31,
					2008	2008
	2004	2005	2006	2007	Planned	Preliminary
	(HUF billions)
Revenues
Own revenues	1,250.0	1,284.2	1,366.5	1,430.4	1,614.7	1,614.7
Subsidiaries	769.0	881.4	867.1	884.8	777.6	826.4
Other revenues	643.6	709.3	804.3	708.3	884.5	884.5

Total GFS – revenues(1)	2,662.6	2,874.9	3,037.9	3,023.5	3,276.8	3,325.6

Privatization revenues	10.9	16.1	15.5	23.0	10.0	10.0

Total revenues	2,673.5	2,891.0	3,053.4	3,046.5	3,286.8	3,335.6

Expenditures
Wages	1,310.1	1,412.8	1,464.9	1,472.7	1,480.7	1,408.7
Investments	448.7	562.4	682.1	575.5	752.4	801.2
Other expenditures	931.2	997.2	1,062.9	1,058.1	1,164.7	1,164.7
Total(1)
GFS – expenditures	2,690.0	2,972.4	3,209.9	3,106.3	3,397.8	3,446.6
Surplus (deficit) – GFS(1)	(27.4)	(97.5)	(172.0)	(82.8)	(121.0)	(121.0)

Total surplus (deficit)	(16.5)	(81.4)	(156.5)	(59.8)	(111.0)	(111.0)

Source: Ministry of Finance

Note:

(1) Excluding privatization revenues.
     The municipalities are to a large extent autonomous according to the Constitution and the Local Government Act. However, the government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the government and Parliament have a more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system.
     During the year 2008, the revenues of the local governments amounted to HUF 3,325.6 billion, the expenditures amounted to HUF 3,446.6 billion, and thus the fiscal deficit of the local governments amounted to HUF 121.0 billion for 2008.
EU Net Position
     The following table sets forth certain information with respect to the budgetary relations between the Republic and the EU:

Budgeted financial flows between Hungary and the EU budget between 2004 and 2008

	2004(1)	2005(2)	2006(3)	2007(4)	2008(5)
	(HUF millions, current prices)
EU resources appearing in the Hungarian budget(6)	91,942.2	203,749.6	310,076.2	287,396.2	380,107.6
National contribution (co-financing of projects)(7)	34,897.5	89,393.1	168,189.7	171,615.3	139,991.4
EU resources out of the Hungarian budget (mainly agricultural subsidies)(8)	90,305.5	178,564.1	113,232.2	167,645.3	203,796.7
National contribution to the EU Budget(9)	119,721.4	186,644.5	185,611.9	189,520.0	210,581.0

Source: Ministry of Finance

Notes:

(1)	Final data based on Act CXVIII of 2005 On the Implementation of the Budget of 2004 of the Republic of Hungary.

(2)	Final data based on Act XCIX of 2006 On the Implementation of the Budget of 2005 of the Republic of Hungary.

(3)	Final data based on Act CXXVIII of 2007 On the Implementation of the Budget of 2006 of the Republic of Hungary.

(4)	Final data based on Act LXXVIII of 2008 On the Implementation of the Budget of 2007 of the Republic of Hungary.

(5)	Data based on Bill T/10380 of 2009 On the Implementation of the Budget of 2008 of the Republic of Hungary.

(6)	Represents the aggregate contribution to the government budget from EU sources.

(7)	Represents the budgeted contribution of the Republic towards projects co-financed with EU funds. Certain EU funds are available only on the condition that the Republic contributes a certain amount to the projects for which such funds are to be provided by the EU.

(8)	Represents payments from the EU Budget towards Hungarian private entities; these payments are received by Hungarian persons and companies, and do not appear in the general government budget of Hungary.

(9)	Represents payments from the Hungarian budget towards the EU Budget.
     Certain EU funds are only available for certain projects if the Republic contributes a certain percentage amount towards such project. In addition, EU funds which are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year.
     The EU Commission has criticized Hungary’s high budget deficits several times in recent years, following the Republic’s failure to reach targets that it set itself to reduce its budget deficit. In December 2004, the European Commission stated that Hungary was the only country among the ten new member states not to take effective action to curb its large budget deficit. Subsequently, the European Commission initiated a so-called “excessive deficit procedure” against Hungary for failing to achieve these targets. Since Hungary is not yet a member of the Euro Area, the last two steps of the excessive deficit procedure do not apply, which potentially would oblige Hungary to make penalty payments to the EU budget. However, the non-compliance with the recommendations could end in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.
Medium-Term Fiscal Program and the Convergence Programme
     Under EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the “Maastricht Criteria”):
•	price stability — maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

•	long-term interest rates — achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best performing Member States in terms of price stability;

•	the government budgetary position — achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value, or, alternatively (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•	government debt — achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•	exchange rate — participate for at least two years in the Exchange Rate Mechanism (“ERM II”) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.
     The convergence required for entering the Euro area is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.
     On December 19, 2008, the Ministry of Finance published the latest version of the Convergence Report. According to the Convergence Report, GDP would contract by 0.9% in 2009, grow by 1.6% in 2010 and grow by 2.5% in 2011. The general government deficit according to ESA methodology was projected to amount to 2.6% of GDP in 2009, 2.5% of GDP in 2010 and 2.2% of GDP in 2011. Hungarian public finance is closely monitored on a quarterly basis by the IMF and EU as part of the financial assistance package. (See “—Future Economic Plan.”)
Future Economic Plan
     On October 29, 2008, the IMF, the ECOFIN Council and the European Commission released a joint statement. According to the joint statement, the EU, the IMF and the World Bank agreed to provide a large loan facility to Hungary to implement its economic stabilization program and to withstand the adverse effects of the global financial crisis.
     On the same day, the Ministry of Finance issued a statement. According to the statement, growing tensions came up in Hungary’s financial markets as a result of global financial crisis. The global slowdown is expected to significantly limit Hungary’s export opportunities. Due to the lack of investor confidence resulting from the financial crisis, financing has been much more expensive, curbing the banks’ lending capacity and decreasing the growth potential of the Hungarian economy. Conditions of international financing worsened both for the national economy and the public sector. In light of this, the Government of Hungary and the NBH developed a comprehensive strategy to strengthen the Hungarian economy by reducing financing needs of the public sector and alleviating the market pressures by response to this situation.
     The Government decided to accelerate further the fiscal consolidation in 2008 and 2009 after having improved the government deficit position by more than 5% of GDP in the last two years.
     The first phase of the Government’s measures involved reducing spending by the ministries.
     The second phase of the Government’s measures involved:
•	freezing nominal wages in the public sector in 2009;

•	eliminating the special bonus (the so-called “13th month” salary) for public employees;

•	limiting pension benefits for the “13th month” at HUF 80,000; and

•	eliminating the “13th month” pension benefit for those who retire early.
     Additional measures include:
•	Giving priority among public expenditures to investment projects with the EU co-financing;

•	Giving priority to the EU projects that are designed to support small and medium enterprises; and

•	Adopting by the Parliament of a bill to provide for fiscal responsibility that would establish fiscal rules including primary deficit and expenditures’ cap;

•	Establishing a Legislative Budget Office providing for independent supervision by the experts.

Measures in relation to the financial sector and the protection of depositors include:

•	The Government lifted the level of guarantee concerning the deposits from HUF 6 million to HUF 13 million (in line with EU arrangements).

•	The Government sought to make an agreement with the commercial banks to alleviate the risks of foreign currency loans for households.

•	To preserve the continuity of the banking functions, the Government would step up its efforts to strengthen the HFSA’s and the NBH’s capacity to assess and address solvency and liquidity concerns in banks in a timely manner.

•	The regulation and the supervision of the financial sector should be further strengthened.
     In response, the IMF, the European Union and the World Bank agreed to grant to the Republic a financial assistance package of up to USD25.1 billion. The IMF provided a 17-month standby facility of USD15.7 billion (EUR 12.5 billion), while the European Union assigned to Hungary a USD8.1 billion (EUR 6.5 billion) loan facility, and there would be a possibility to draw down USD1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the consequences of the global financial crisis.

NATIONAL DEBT
General Information
     Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes and all foreign currency borrowings and debt security issuances for the central budget must be made directly by the Republic, acting through the Ministry of Finance. The Finance Minister, in turn, has delegated these debt management functions to the Government Debt Management Agency, which was part of the Treasury until 2001, after which it became a separate legal entity. Following January 1, 1999, foreign currency debt issuances are arranged by the Government Debt Management Agency. See “Public Finance – General Information – Roles of the Ministry of Finance, the Hungarian State Treasury and the Government Debt Management Agency.”
     The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred before January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to the Republic pursuant to a series of transfer agreements, whereby the Republic has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, the Republic entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% Euro since January 2000) upon which the forint is pegged. The NBH may still act as an agent of the Republic for the purposes of obtaining foreign loans and issuing securities abroad. Since January 1997, the NBH has acted in this agency role on the basis of an agency agreement, which was entered into by the NBH and the Republic, as permitted by the amended National Bank Act.
     Because of this history, all references to public debt include debt of the Republic and the NBH. Public debt also includes debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and the Republic relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.
Public Debt
     The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

	December 31,(1)
	2004	2005	2006	2007	2008(2)
	(HUF billions, except for percentages)
Internal Public Debt	8,608.8	9,153.5	10,552.3	11,103.8	11,250.6
% of Nominal GDP	41.60%	41.62%	44.38%	43.58%	42.26%
External Public Debt	2,983.5	3,590.7	4,124.4	4,472.6	6,774.8
% of Nominal GDP	14.42%	16.33%	17.35%	17.55%	25.45%
Other Liabilities(3)	0.0	21.4	29.0	9.1	78.5
Total Public Debt	11,592.4	12,765.6	14,676.7	15,585.5	18,103.9
% of Nominal GDP	56.01%	58.04%	61.73%	61.17%	68.01%
Nominal GDP	20,696	21,993	23,775	25,479	26,621

Source: GDMA Pte Ltd.

Notes:

(1) This table shows the public debt of the Republic from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.

(2)	Preliminary data.

(3)	Including a special item in connection with a debt assumption in 2006.
     Although the central government’s gross debt to GDP ratio decreased substantially between 1996 and 2001 as a result of primary budget surplus, the debt redemption effected from privatization proceeds and the significant real GDP growth, this trend has reversed since 2002. In 2002, 2003 and 2004, the central government gross debt to GDP ratio grew due to the expansionary fiscal policy. The fiscal restrictions introduced by the Minister of Finance in 2006 were set to diminish the budget deficit and thus reduce the central government gross debt to GDP ratio. The total central government debt totaled HUF 18,103.9 billion at the end of 2008, showing an increase of 16.2% in nominal terms compared to the end of the previous year partly as a result of draw-downs from the financial assistance package. The government gross debt to GDP ratio in 2008 was 68.0%, as compared to 61.2% as of the end of 2007.
     On November 5, 2007, Fitch Ratings changed its foreign currency and local currency sovereign credit ratings outlook of the Republic of Hungary from “negative” to “stable.” The then current ratings were affirmed.
     On March 14, 2008, Standard & Poor’s changed the long term foreign currency and local currency debt outlook from “Stable” to “Negative,” the rating remained “BBB+.”
     On October 15, 2008, Standard & Poor’s put the sovereign credit rating of Hungary on negative watch list.
     On October 17, 2008, Fitch Ratings changed its foreign currency and local currency sovereign credit ratings outlook of the Republic of Hungary from “stable” to “negative.”
     On October 29, 2008, the IMF, the EU and the World Bank agreed to grant a financial assistance package to the Republic of up to USD 25.1 billion. The IMF agreed to provide a 17-month standby facility of USD 15.7 billion (EUR 12.5 billion), while the EU agreed to lend USD 8.1 billion (EUR 6.5 billion), and there is a possibility to draw down USD 1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the consequences of the global financial crisis.
     On November 7, 2008, Moody’s Investors Service lowered the local and foreign currency government bond ratings and the country ceiling for foreign currency bank deposits of the Republic of Hungary to A3 from A2. All new ratings carry a negative outlook.
     On November 10, 2008, Fitch Ratings changed its foreign currency and local currency sovereign credit ratings to “BBB” and “BBB+”, respectively. The outlook of the ratings is stable.
     On November 17, 2008, Standard & Poor’s changed the long term foreign currency and local currency debt rating from “BBB+” to “BBB,” with negative outlook.
     On March 2, 2009, Fitch Ratings changed its foreign currency and local currency sovereign credit ratings outlook of the Republic of Hungary from “stable” to “negative.”
     On March 30, 2009, Standard & Poor’s changed the long term foreign currency and local currency debt rating from “BBB” to “BBB–,” with negative outlook.
     On March 31, 2009, Moody’s changed the long term foreign and local currency debt rating from “A3” to “Baa1,” with negative outlook.
External Public Debt
     The following table sets forth the external public debt as of December 31, 2008 by category and by currency:

Amount(1)
(EUR millions,
except for
percentages)
By Category
Bank loans (including bank to bank and syndicated loans)	297
Bonds + FRN	15,376

Loans from multilateral financial institutions (e.g., IMF and World Bank)	9,434

Total	25,107

By currency
Euro	82%
U.S. dollar	0%
British pound	0%
Other currencies	18%

Total	100%

By Currency	(before swaps)
Euro	64%
JPY	6%
U.S. dollar	4%
Swiss franc	1%
British pound	7%
SDR	18%

Total	100%

Source: GDMA Pte Ltd.

Note:

(1) External short-term and long-term debt liabilities of the government sector (financial derivatives are excluded, whereas mark-to-market deposits are included). In this table external debt refers to governmental obligations denominated in foreign currency.
     In January 2007, the Republic issued a EUR 1.0 billion bond due in 2017. In October 2007, the Republic issued JPY 25 billion Samurai bonds due in 2017. In April 2008, the Republic issued a two-tranche bond totaling CHF 350 million maturing in 2013 and in 2016. In June 2008, the Republic issued a EUR 1.5 billion bond due in 2018. In July 2009, the Republic issued a EUR 1.0 billion bond due in 2014.
External Public Debt Service and Schedule of Payments
     Neither the Republic nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.
     The following table sets forth the schedule of payments on external public debt as of December 31, 2008:

Schedule of Payments on External Public Debt as of December 31, 2008(1)

						Other monetary institutions and
		Central bank and general government				other sectors
				General government
					Forint		Other
			Central		denominated		monetary	Other
Date of maturity	Total		bank		bonds		institutions	sectors
				(EUR millions)
First quarter 2009	2,360.6	675.4	0.0	675.4	105.0	1,685.3	1,551.8	133.4
Second quarter 2009	2,203.3	880.1	0.0	880.1	433.4	1,723.2	1,497.6	225.6
Third quarter 2009	1,748.4	1,106.8	0.0	1,106.8	330.4	641.6	523.9	117.6
Fourth quarter 2009	3,189.8	465.6	0.0	465.6	404.4	2,724.2	2,392.0	332.2
2009	9,902.1	3,127.9	0.0	3,127.9	1,273.3	6,774.2	5,965.4	808.9
First quarter 2010	2,231.8	85.9	0.0	85.9	0.0	2,445.9	2,360.9	84.9
Second quarter 2010	2,511.2	604.3	68.6	535.7	498.1	1,606.9	1,488.0	118.9
Third quarter 2010	4,213.0	1,587.0	0.0	1,587.0	347.6	2,626.0	2,345.5	280.5
Fourth quarter 2010	3,462.2	540.0	0.0	540.0	484.5	2,922.3	1,755.4	1,166.9
2010	12,418.2	2,817.1	68.6	2,748.5	1,330.2	9,601.0	7,949.8	1,651.2
2011	15,799.7	7,849.6	189.3	7,660.3	1,009.2	7,950.1	6,183.0	1,767.2
2012	9,460.4	5,143.2	0.0	5,143.2	1,301.0	4,317.2	2,580.6	1,736.6
2013	5,781.1	2,352.9	64.3	2,288.6	598.6	3,428.2	2,118.3	1,309.9
2014	6,011.9	2,712.2	0.0	2,712.2	500.4	3,299.7	1,972.0	1,327.7
2015	3,939.0	2,020.1	43.4	1,976.7	520.1	1,918.9	844.1	1,074.9
2016	4,042.7	2,814.7	0.0	2,814.7	306.8	1,228.0	930.8	297.3
2017	3,874.7	3,226.8	0.0	3,226.6	1,006.1	647.9	472.4	175.6
2018	2,287.3	1,866.1	0.0	1,866.1	0.0	421.2	285.8	135.4
2019	644.7	347.2	0.0	347.2	230.8	297.5	218.8	78.7
After	4,508.7	2,436.6	0.0	2,436.6	491.6	2,072.1	597.9	1,474.2

Total	78,670.6	36,714.4	365.7	36,348.7	8,568.1	41,956.3	30,118.8	11,837.5

Source: NBH

Note:

(1) Excluding: Direct investment, other capital.
Internal Public Debt
     As of December 31, 2008, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF 11,250.6 billion. As of December 31, 2008, almost all of the government’s internal debt represented either treasury bills or bonds (with less than 2.0% of the government’s internal debt consisting of loans from EIB and EBRD).
     Within the total HUF denominated government debt, publicly issued government securities have been playing a predominant role, reaching a total share of 90% in 2003, whereas in 2008 the share of government securities was 96%. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of publicly issued HUF government securities outstanding, the share of government bonds increased to approximately 80% in 2008.
     Although it is currently the Republic’s policy to finance budget deficits partly with internal debt, and partly by utilizing the international markets. The issuance strategy is determined by a benchmark for the composition of debt portfolio. The weight of internal (domestic currency) debt ranges between 68% and 75% in the benchmark portfolio; the weight of external (foreign currency) debt is 25% to 32%. The average maturity of internal debt was increased to 3.44 years by the end of 2003, 3.46 years by the end of 2004, 3.57 years by the end of 2005, 3.64 years by the end of 2006, 4.01 years by the end of 2007 and 3.88 years by the end of 2008.
     The government has also guaranteed certain Hungarian indebtedness. As of December 31, 2008, these guarantees totaled HUF 2,332 billion. According to GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the government is obliged to make a payment under the guarantee.
Government Obligations to the NBH
     The following table shows the government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated:

	As of December 31,
	2004	2005	2006	2007	2008
		(HUF billions)
Short-term	194.1	154.7	150.7	146.7	360.0
Long-term	331.5	91.9	81.9	—	—

Total	525.5	246.6	232.6	146.7	360.0

Source: NBH
Gross External Debt
     The following table sets forth the distribution and maturity of gross external debt of the Republic of Hungary as of December 31, 2008:
Gross External Debt(1)

	December 31, 2008
	Amount of	% Medium
	Debt	and Long
	(EUR
	millions)	(%)
Obligor
National Bank of Hungary(2)	1,192.9	30.7
The Republic(2)	37,162.8	97.9
Private sector(2) (3)	82,502.6	79.6

Total(2) (3)	120,858.2	84.8

Financial derivative liabilities	4,492.2
Entire economy (including financial derivative liabilities)	125,350.4

Source: NBH

Notes:

(1)	In this table, external debt refers to governmental obligations owed to non-resident entities.

(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.

(3)	Direct investment debt liabilities included.

Selected Annual BOP and IIP Figures and Debt Service Indicators of Hungary (BOP Basis)(1)

	2004	2005	2006	2007	2008
Debt Indicators(1)
Gross debt indicators
Gross external debt (excl. FDI other loans)/GDP	55.4	63.1	74.0	78.3	92.1
o/w: General government and central bank (S.13+S.121)	28.5	29.8	33.7	33.1	36.4
Gross external debt denominated in foreign currencies (excl. FDI other loans)/GDP	38.3	46.1	53.7	58.0	77.8
o/w: General government and central bank (S.13+S.121)	15.7	18.0	20.3	19.2	27.0
Gross external debt (incl. FDI other loans)/GDP	67.0	75.0	90.4	97.2	113.2
Net debt indicators
Net external debt (excl. FDI other loans)/GDP	25.6	27.7	34.3	40.0	51.2
o/w: General government and central bank (S.13+S.121)	13.8	11.6	15.1	16.1	12.8
Net external debt denominated in foreign currencies (excl. FDI other loans)/GDP	13.7	16.4	22.6	27.7	38.5
o/w: General government and central bank (S.13+S.121)	1.1	(0.2)	1.7	2.3	3.4
Net external debt (incl. FDI other loans)/GDP	31.9	34.0	42.2	47.7	53.4

Debt Service Indicators
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/GDP	9.5	10.4	9.6	9.9	13.9
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2))/XGS	14.8	15.3	12.5	12.4	17.1
Gross interest expenditure (excl. FDI other loans) GDP	2.2	2.4	2.8	3.2	4.2
Net interest expenditures (excl. FDI other loans) GDP	1.3	1.6	1.6	1.8	2.7
Memorandum
GDP(3) (Euro millions)	82,297	88,865	90,085	101,092	105,352
Exports of goods and services (XGS) (Euro millions)	53,178	60,023	68,998	80,824	85,994
Net external financing capacity/GDP	(8.3)	(6.7)	(6.9)	(5.3)	(7.4)
International reserves (RES) (Euro millions)	11,703	15,721	16,397	16,385	24,040

Source: NBH

Notes:

(1)	External debt as defined in External Debt Statistics: Guide for Compilers and Users: equity and financial derivative instruments are excluded.

(2)	(TDS) Medium-term credit amortization and gross interest expenditures.

(3)	GDP figures for 2007-2008 are preliminary data of CSO.

Relations with Multilateral Financial Institutions
European Bank for Reconstruction and Development (EBRD)
     Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation (net business volume) of the EBRD between 1991 and the end of 2008 was close to EUR 2 billion in more than 100 projects, 90% of which was in the private sector. In January 2008, the EBRD and the Republic reached consensus that between 2008 and 2010 the bank will concentrate on infrastructure and energy related projects. In the meantime, due to the effects of the financial crisis, the EBRD confirmed its commitment to continue supporting a sound financial sector in Hungary.
Council of Europe Development Bank (CEB)
     Hungary joined the CEB in 1998. Since then, CEB activities have concentrated mainly on state initiated projects (flood control systems, social housing, social integration, financing of small and medium enterprises and protection of national heritage). Since the Republic’s accession to the CEB, EUR 1.4 billion has been approved by the bank (of which close to 90% was attributable to the public sector).
     In 2007, CEB prepared its country strategy related to Hungary for the period of 2007-2009. According to this strategy the bank plans to lend in excess of EUR 680 million.
     Under the new strategy, the latest framework agreement with the Republic was signed in May 2008, whereby the CEB undertook to co-finance programmes supported by EU funds (the South Great Plain Operational Programme and the North Great Plain Operational Programme in the amount of EUR 55 and 71 million, respectively).
European Investment Bank (EIB)
     Since 1990, the EIB has been financing different government and non-government projects in Hungary. In the past five years, the EIB financed projects by granting loans worth EUR 6,195 million in total.
     The EIB finances primarily infrastructure, environmental protection, health care and education projects. Five new facility agreements were signed in the amount of EUR 751 million in 2008.
International Finance Corporation (IFC)
     Between 1987 and 2003, the IFC financed 28 Hungarian projects worth approximately USD 341 million. Since then, the IFC has been mainly active with its Hungary Energy Efficiency Co-financing Program (HEECP), whereby the IFC grants guarantees and provides technical assistance to projects aimed to increase the efficiency of energy consumption in Hungary.
The IMF, the EU and the World Bank
     Since Hungary joined the IMF, it has borrowed 2,193.7 million in Special Drawing Rights (the “SDRs”) (on January 8, 1999, 1 SDR=USD 1.407). By February 1998, all SDRs borrowed were repaid in full.
     Since its accession in 1982 until the end of 2002, Hungary entered into 43 loan agreements with the World Bank in the amount of over USD 3.8 billion. Since 2000, no new borrowing has taken place; therefore, Hungary graduated from the borrower status in 2007.
     On October 29, 2008, the IMF, the EU and the World Bank agreed to grant a financial assistance package to the Republic of up to USD 25.1 billion. The IMF agreed to provide a 17-month standby facility of USD 15.7 billion (EUR 12.5 billion), while the EU agreed to lend USD 8.1 billion (EUR 6.5 billion), and there is a possibility to draw down USD 1.3 billion (EUR 1 billion) from the World Bank to assist the Republic in addressing the consequences of the global financial crisis.

     On September 25, 2009 the Executive Board of the IMF completed the third review of the Republic’s economic performance. The Board also extended the stand-by arrangement by six months to October 5, 2010 to support the country’s economic program during next year’s parliamentary election and transition period to a new government, and approved the re-phasing of the undisbursed amounts over the remainder of the arrangement.
     As of September 30, 2009, the following drawings have been made from the financial assistance package:
•	IMF: SDR 6.373 billion by the Republic and SDR 1.265 billion by the NBH; and

•	EU: EUR 5.5 billion by the Republic.

TABLES AND SUPPLEMENTARY INFORMATION

External Funded Convertible Currency Debt of the NBH and the Republic
(As of December 31, 2008)

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity(1)	contracted	outstanding
A. NATIONAL BANK OF HUNGARY
1. U.S. Dollar Debt
a. Bonds
USD Bond	8.875	1993	2013	—	USD	200,000,000.00

Total					USD	200,000,000.00

Note:

(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2008 are reflected as the difference between the amounts in the columns titled “Original Amount Contracted” and “Principal Amount Outstanding.”

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
b. Swap Arrangements
USD/EUR	7.334329	1999	2012	—	USD	(14,140,271.81)
USD/EUR	6.226404	1999	2013	—	USD	(27,631,964.00)
USD/EUR	6.400	1998	2010	—	USD	(23,333,333.38)
USD/EUR	6.400	1999	2010	—	USD	(10,000,000.00)
USD/USD	4.500	2004	2013	—	USD	109,415,000.00
USD/USD	Floating	2004	2013	—	USD	(109,415,000.00)
USD/EUR	8.875	1999	2013	—	USD	(200,000,000.00)

Total					USD	(275,105,569.19)

Total U.S. Dollar Debt					USD	(75,105,569.19)

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
2. Euro Debt
a. Swap Arrangements
EUR/USD	5.495	1999	2012	—	EUR	13,524,824.65
EUR/USD	4.4325	1999	2013	—	EUR	26,455,661.80
EUR/USD	5.350	1998	2010	—	EUR	21,251,165.32
EUR/USD	4.7225	1999	2010	—	EUR	9,576,950.80
EUR/JPY	Floating	2006	2010	—	EUR	(6,250,000.00)
EUR/USD	7.0295	1999	2013	—	EUR	191,410,443.20
EUR/JPY	8.7275	1997	2011	—	EUR	279,129,556.70
EUR/EUR	Floating	2000	2011	—	EUR	279,129,576.70
EUR/EUR	8.7275	2000	2011	—	EUR	(279,129,576.70)
EUR/EUR	Floating	1999	2013	—	EUR	191,410,443.10

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
EUR/EUR	7.0295	1999	2013	—	EUR	(191,410,443.10)
EUR/EUR	Floating	2002	2010	—	EUR	(2,548,000.00)
EUR/EUR	5.1725	2002	2010	—	EUR	2,548,000.00
EUR/EUR	5.625	2001	2011	—	EUR	(200,000,000.00)
EUR/EUR	Floating	2001	2011	—	EUR	200,000,000.00
EUR/EUR	Floating	2002	2015	—	EUR	(30,452,000.00)
EUR/EUR	5.368	2002	2015	—	EUR	30,452,000.00
EUR/EUR	5.28	2008	2014	—	EUR	30,000,000.00
EUR/EUR	Floating	2008	2014	—	EUR	(30,000,000.00)
EUR/EUR	Floating	2008	2009	—	EUR	50,000,000.00
EUR/EUR	4.595	2008	2009	—	EUR	(50,000,000.00)
EUR/EUR	Floating	2008	2009	—	EUR	50,000,000.00
EUR/EUR	4.5875	2008	2009	—	EUR	(50,000,000.00)
EUR/EUR	Floating	2008	2009	—	EUR	50,000,000.00
EUR/EUR	4.6025	2008	2009	—	EUR	(50,000,000.00)
EUR/EUR	Floating	2008	2009	—	EUR	50,000,000.00
EUR/EUR	4.598	2008	2009	—	EUR	(50,000,000.00)
EUR/EUR	Floating	2008	2009	—	EUR	50,000,000.00
EUR/EUR	4.635	2008	2009	—	EUR	(50,000,000.00)
EUR/EUR	Floating	2008	2018	—	EUR	50,000,000.00
EUR/EUR	4.63	2008	2018	—	EUR	(50,000,000.00)
EUR/EUR	Floating	2008	2018	—	EUR	50,000,000.00
EUR/EUR	4.627	2008	2018	—	EUR	(50,000,000.00)

Total					EUR	535,098,602.47

Total Euro Debt					EUR	535,098,602.47

U.S. Dollar equivalent					USD	753,996,104.32

Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
(credit)/debit
3. Pound sterling debt	—	—	—	—
a. Swap arrangements	—	—	—	—
Total	—	—	—	—	GBP	—

Total Pound Sterling Debt					GBP	—

U.S. Dollar equivalent					USD	—

				Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
					(credit)/debit
4. Japanese Yen Debt
a. Bonds
JPY Bond	5.200	1996	2011	—	JPY	40,000,000,000
JPY Bond	6.900	1995	2010	—	JPY	15,000,000,000
JPY Bond	6.000	1995	2015	—	JPY	10,000,000,000

Total					JPY	65,000,000,000

b. Swap Arrangements
JPY/EUR	6.900	2006	2010	—	JPY	900,000,000
JPY/EUR	5.200	1997	2011	—	JPY	(40,000,000,000)
JPY/JPY	Floating	2007	2010	—	JPY	7,500,000,000
JPY/JPY	6.900	2007	2010	—	JPY	(7,500,000,000)
JPY/JPY	Floating	2008	2010	—	JPY	7,400,000,000
JPY/JPY	6.900	2007	2010	—	JPY	(7,400,000,000)
JPY/JPY	6.900	2008	2010	—	JPY	1,100,000,000
JPY/JPY	Floating	2008	2010	—	JPY	(1,100,000,000)
Total					JPY	(39,100,000,000)

Total Japanese Yen Debt					JPY	25,900,000,000

U.S. Dollar equivalent					USD	287,007,450.38

Original
	Interest	Year		amount	Principal amount
Title	rate (%)	Issue	Maturity	contracted	outstanding
(credit)/debit
5. Swiss Franc Debt
a. Swap Arrangements	—	—	—	—
Total					CHF	—

Total Swiss Franc Debt					CHF	—

U.S. Dollar equivalent					USD	—

NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt					USD	965,897,985.50

	As of December 31, 2008
					Original
	Interest		Year		Amount		Principal
Title	rate (%)		Issue	Maturity	Contracted		Amount Outstanding
B. REPUBLIC OF HUNGARY
1. U.S. dollar Debt
a. World Bank
4113HU	MT	(1)	1996	2006-11	USD	7,750,000	USD	253,932
4275HU	6.4		1998	2010	USD	150,000,000	USD	33,333,333

Total							USD	33,587,265

Note:

(1) Multiple tranches — different fixed rates.

b. EIB
Roads I	MT		1992	2012	ECU	50,000,000	USD	14,140,272
Roads II	MT		1993	2013	ECU	72,000,000	USD	27,631,964

Total							USD	41,772,235

c. Bonds
USD Bond	4.750		2005	2015	USD	1,500,000,000	USD	1,500,000,000
USD Bond	2.750		1975	2027	USD	669,500	USD	193,900

Total							USD	1,500,193,900

d. Swap Arrangements
USD/EUR	6.40		2002	2010	USD	(105,000,000)	USD	(23,333,333)
USD/EUR	6.40		2000	2010	USD	(45,000,000)	USD	(10,000,000)
USD/EUR	7.33		2000	2012	USD	(50,500,971)	USD	(14,140,272)
USD/EUR	6.23		2000	2013	USD	(77,369,499)	USD	(27,631,964)
USD/EUR	MT		2004	2011	USD	(3,207,597)	USD	(253,932)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD Bond	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
Total							USD	(1,575,359,501)

Total U.S. Dollar Debt							USD	193,900

	As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
2. Euro Debt
a. World Bank
4230HU	MT	1997	2010	DEM	69,000,000	EUR	1,644,529

Total						EUR	1,644,529

b. EIB
Bp Wastewater	Floating	2006	2017	EUR	94,000,000	EUR	94,000,000
Environment	4.67	2001	2013	EUR	43,000,000	EUR	35,833,333
Environment II	Floating	2002	2017	EUR	80,000,000	EUR	80,000,000
Environment III	4.49	2003	2014	EUR	45,900,000	EUR	45,900,000
Environment IV	Floating	2008	2018	EUR	11,500,000	EUR	11,500,000
Flood protection	Floating	2001	2012	EUR	60,000,000	EUR	40,000,000
Railways I-A	MT	1998	2017	EUR	60,000,000	EUR	35,172,414
Railways I-B	Floating	2001	2012	EUR	40,000,000	EUR	26,666,667
Railways II-B	Floating	2001	2013	EUR	90,000,000	EUR	90,000,000
Railways III	Floating	2002	2014	EUR	40,000,000	EUR	40,000,000
Railways IV	Floating	2004	2014	EUR	27,000,000	EUR	27,000,000
Railways V	Floating	2005	2015	EUR	27,000,000	EUR	27,000,000
Roads III	Floating	2003-4	2014	EUR	75,000,000	EUR	75,000,000
Roads IV	Floating	2003	2014	EUR	190,000,000	EUR	119,000,000
M0 Motorway	Floating	2005	2015	EUR	50,000,000	EUR	50,000,000
M3 Motorway	Floating	2007	2017	EUR	320,000,000	EUR	1,966,523
M4 Underground	Floating	2005	2016	EUR	691,000,000	EUR	472,000,000
Structural funds	Floating	2004	2018	EUR	445,000,000	EUR	445,000,000
Research and innovation	Floating	2007	2012	EUR	165,000,000	EUR	962,288
Education	Floating	2008	2018	EUR	150,000,000	EUR	100,000,000
Health Sector Development	Floating	2008	2019	EUR	45,000,000	EUR	30,000,000
Hungary Innovation Support	Floating	2008	2016	EUR	275,000,000	EUR	175,423,026
Debrecen University	Floating	2008	2017	EUR	50,000,000	EUR	50,000,000
Pécs – 2010	Floating	2008	2019	EUR	11,000,000	EUR	11,000,000

Total						EUR	2,083,424,251

c. Bonds
EUR Bond	4.375	1999	2009	EUR	500,000,000	EUR	500,000,000
EUR Bond	5.625	2001	2011	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.500	2003	2013	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.000	2003	2010	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.500	2004	2014	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	3.625	2004	2011	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	3.875	2005	2020	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	Floating	2005	2012	EUR	500,000,000	EUR	1,000,000,000
EUR Bond	3.5	2006	2016	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.375	2007	2017	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	5.75	2008	2018	EUR	1,500,000,000	EUR	1,500,000,000

Total						EUR	11,000,000,000

	As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
d. Other loans raised
Council of Europe Development Bank loans	Various	1999-07	2009-17	EUR	657,247,184	EUR	446,489,698
EBRD loans	Floating	2003	2014	EUR	4,739,006	EUR	2,469,540
KfW DEM loan	6.0583	1999-00	2015	DEM	120,000,000	EUR	33,037,288
Bilateral agreements	Floating	2007	Various	EUR	350,000,000	EUR	100,000,000
European Community	3.25	2008	2011	EUR	2,000,000,000	EUR	2,000,000,000

Total						EUR	2,581,996,526

e. Other loans assumed
EIB/Railways II-A	Various	2002	2015	EUR	40,000,000	EUR	33,000,000
EIB/M3 Toll Motorway	MT	2002	2015	EUR	49,599,224	EUR	26,707,274
EUR loans	Various	2002-07	2015-18	EUR	141,186,949	EUR	124,991,844

Total						EUR	184,699,118

f. Swap Arrangements
EUR/USD	4.72	2000	2010	EUR	43,096,279	EUR	9,576,951
EUR/USD	5.50	2000	2012	EUR	48,302,945	EUR	13,524,825
EUR/USD	4.43	2000	2013	EUR	74,075,853	EUR	26,455,662
EUR/USD	5.35	2002	2010	EUR	95,630,244	EUR	21,251,165
EUR/USD	6.95	2004	2011	EUR	2,509,806	EUR	198,694
EUR/USD	3.8075	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	3.815	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	Floating	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/GBP	4.495	2004	2014	EUR	753,200,000	EUR	753,200,000
EUR/GBP	3.82	2005	2017	EUR	486,948,000	EUR	486,948,000
EUR/GBP	Floating	2005	2017	EUR	250,852,000	EUR	250,852,000
EUR/JPY	3.917	2004	2009	EUR	375,000,000	EUR	375,000,000
EUR/JPY	Floating	2005	2010	EUR	225,411,000	EUR	225,411,000
EUR/JPY	3.092	2005	2012	EUR	338,320,000	EUR	338,320,000
EUR/JPY	3.82	2006	2013	EUR	355,745,000	EUR	355,745,000
EUR/GBP	4.14	2006	2016	EUR	478,599,000	EUR	478,599,000
EUR/GBP	Floating	2006	2016	EUR	246,551,000	EUR	246,551,000
EUR/JPY	4.9855	2007	2017	EUR	151,112,000	EUR	151,112,000
EUR/EUR	Floating	2001	2011	EUR	200,000,000	EUR	200,000,000
EUR/EUR	5.625	2001	2011	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	5.28	2002	2014	EUR	30,000,000	EUR	30,000,000
EUR/EUR	Floating	2002	2014	EUR	(30,000,000)	EUR	(30,000,000)
EUR/EUR	5.368	2002	2015	EUR	30,452,000	EUR	30,452,000
EUR/EUR	Floating	2002	2015	EUR	(30,452,000)	EUR	(30,452,000)
EUR/EUR	5.1725	2002	2010	EUR	2,548,000	EUR	2,548,000
EUR/EUR	Floating	2002	2010	EUR	(2,548,000)	EUR	(2,548,000)
EUR/EUR	3.625	2004	2011	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	Floating	2004	2011	EUR	330,000,000	EUR	330,000,000
EUR/EUR	3.253	2005	2012	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2005	2012	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	3.259	2005	2012	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2005	2012	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.500	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	4.500	2004	2014	EUR	(700,000,000)	EUR	(700,000,000)
EUR/EUR	Floating	2004	2014	EUR	700,000,000	EUR	700,000,000
EUR/EUR	4.495	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	3.875	2005	2020	EUR	(200,000,000)	EUR	(200,000,000)

	As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
EUR/EUR	Floating	2005	2020	EUR	200,000,000	EUR	200,000,000
EUR/EUR	3.893	2006	2012	EUR	330,000,000	EUR	330,000,000
EUR/EUR	Floating	2006	2012	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	3.4	2006	2014	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2006	2014	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.99	2006	2014	EUR	350,000,000	EUR	350,000,000
EUR/EUR	Floating	2006	2014	EUR	(350,000,000)	EUR	(350,000,000)
EUR/EUR	3.5	2006	2016	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2006	2016	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	3.821	2006	2013	EUR	120,000,000	EUR	120,000,000
EUR/EUR	Floating	2006	2013	EUR	(120,000,000)	EUR	(120,000,000)
EUR/EUR	4.375	2007	2017	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2007	2017	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	5.374	2007	2014	EUR	170,000,000	EUR	170,000,000
EUR/EUR	Floating	2007	2014	EUR	(170,000,000)	EUR	(170,000,000)
EUR/EUR	4.0	2008	2010	EUR	330,000,000	EUR	330,000,000
EUR/EUR	Floating	2008	2010	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	5.75	2008	2018	EUR	500,000,000	EUR	500,000,000
EUR/EUR	Floating	2008	2018	EUR	(500,000,000)	EUR	(500,000,000)
EUR/CHF	Floating	2008	2013	EUR	(47,393,000)	EUR	47,393,000
EUR/CHF	Floating	2008	2013	EUR	(47,393,000)	EUR	47,393,000
EUR/CHF	Floating	2008	2016	EUR	(63,191,000)	EUR	63,191,000
EUR/CHF	Floating	2008	2016	EUR	(63,191,000)	EUR	63,191,000

Total						EUR	5,104,749,297

Total Euro Debt						EUR	20,956,513,721

U.S. Dollar equivalent						USD	29,529,379,506

	As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
3. Pound Sterling Debt
a. Bonds
GBP Bond	5.500	2004	2014	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2005	2017	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2006	2016	GBP	500,000,000	GBP	500,000,000

Total						GBP	1,500,000,000

b. Swap Arrangements
GBP/EUR	5.500	2004	2014	GBP	(500,000,000)	GBP	(500,000,000)
GBP/EUR	5.000	2005	2017	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	5.000	2005	2017	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	5.000	2006	2016	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	5.000	2006	2016	GBP	(170,000,000)	GBP	(170,000,000)

Total						GBP	(1,500,000,000)

Total Pound Sterling Debt						GBP	—
U.S. Dollar equivalent						USD	—

				As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
4. Japanese Yen Debt
a. Bonds
JPY Bond	1.09	2004	2009	JPY	50,000,000,000	JPY	50,000,000,000
JPY Bond	0.62	2005	2010	JPY	30,000,000,000	JPY	30,000,000,000
JPY Bond	0.96	2005	2012	JPY	45,000,000,000	JPY	45,000,000,000
JPY Bond	1.67	2006	2013	JPY	50,000,000,000	JPY	50,000,000,000
JPY Bond	2.11	2007	2017	JPY	25,000,000,000	JPY	25,000,000,000

Total						JPY	200,000,000,000

b. Swap Arrangements
JPY/EUR	1.09	2004	2009	JPY	(50,000,000,000)	JPY	(50,000,000,000)
JPY/EUR	0.62	2005	2010	JPY	(30,000,000,000)	JPY	(30,000,000,000)
JPY/EUR	0.96	2005	2012	JPY	(45,000,000,000)	JPY	(45,000,000,000)
JPY/EUR	1.67	2006	2013	JPY	(50,000,000,000)	JPY	(50,000,000,000)
JPY/EUR	2.11	2007	2017	JPY	(25,000,000,000)	JPY	(25,000,000,000)

Total						JPY	(200,000,000,000)

Total Japanese Yen Debt						JPY	—
U.S. Dollar equivalent						USD	—

	As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
5. Swiss Franc Debt
a. Bonds
CHF Bond	3.5	2008	2013	CHF	150,000,000	CHF	150,000,000
CHF Bond	4	2008	2016	CHF	200,000,000	CHF	200,000,000

Total						CHF	350,000,000

b. Swap Arrangements
CHF/EUR	3.5	2008	2013	CHF	75,000,000	EUR	(75,000,000)
CHF/EUR	3.5	2008	2013	CHF	75,000,000	EUR	(75,000,000)
CHF/EUR	4.0	2008	2016	CHF	100,000,000	EUR	(100,000,000)
CHF/EUR	4.0	2008	2016	CHF	100,000,000	EUR	(100,000,000)

Total Swiss Franc Debt						CHF	—
U.S. Dollar equivalent						USD	—

				As of December 31, 2008
				Original
	Interest	Year		Amount		Principal
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
6. Special Drawing Right Debt
IMF	Floating	2008	2014	SDR	4,215,000,000	SDR	4,215,000,000
Total Special Drawing Right Debt						SDR	4,215,000,000

U.S. Dollar equivalent						USD	6,492,238,050

REPUBLIC OF HUNGARY

Total External Funded Convertible Currency Debt						USD	36,021,811,456

TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF THE REPUBLIC						USD	36,987,709,442

Internal Debt of the Republic

	As of December 31, 2008
				Original
				Amount (HUF and		Principal (HUF and
	Interest	Year		USD millions)		USD millions)
Title	rate (%)	Issue	Maturity	Contracted		Amount Outstanding
1. Loans
a. From EIB	Floating	2007	2024	HUF	219,900	HUF	219,900.0

Total Loans						HUF	219,900.0

						USD	1,170.2

2. Hungarian Treasury Bonds for the purpose of:
a. 1998-08 Central Budget	Fixed Floating	1998-08	2009-23	HUF	—	HUF	8,552,240.6
b. Housing Loans	Floating	1992	2016	HUF	83,200.0	HUF	26,720.0
c. Purchase of net rouble receivables held by the NBH	8.4	1992	2002, 07, 12	HUF	48,300.0	HUF	5,705.7
d. Loan Consolidation Program and Bank Consolidation Program	Floating	1993-96	2013-16	HUF	395,000.0	HUF	259,783.0
e. Securitization of non-interest bearing debt outstanding to the NBH	Floating	1994-96	2004-26	HUF	417,110.0	HUF	135,140.0
f. Bonds given to the Hungarian Privatization and State Holding Company	Floating	1998,2002	2006-10	HUF	60,148.6	HUF	3,613.9
g. Bonds given to the Hungarian Development Bank Ltd.	Fixed	2002	2003-11	HUF	138,537.7	HUF	18,376.2

Total Hungarian Treasury Bonds						HUF	9,001,579.6

						USD	47,903.7

3. Hungarian Treasury Bills:
a. Fixed interest rate	6.5-11.0	2007-8	2009-10		—	HUF	546,639.2
b. Discount	—	2008	2009		—	HUF	1,482,434.1

Total Hungarian Treasury Bills						HUF	2,029,073.4

						USD	10,798.1

TOTAL REPUBLIC INTERNAL DEBT						HUF	11,250,552.9

U.S. Dollar equivalent(1)						USD	59,872.0

Source: GDMA Pte Ltd.

Note:—

(1) All totals calculated on the basis of exchange rates as on December 31, 2008. The exchange rate was 187.91 HUF/USD on December 31, 2008.

Guarantees Provided by the Republic
(As of December 31, 2008)

	Principal Amount
Title	Outstanding
	(millions)
Republic Guaranteed Debt in Foreign Currency (expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	561.64
Guarantees for various purposes	USD	389.30
Guarantees based on law	USD	4,420.87

Total Guarantees in Foreign Currency	USD	5,371.81

Republic Guaranteed Debt in HUF
Guarantees for various purposes	HUF	176,253.00
Guarantees based on law	HUF	1,146,368.69

Total Guarantees in HUF	HUF	1,322,621.69
USD Equivalent(1)	USD	7,038.59

TOTAL REPUBLIC FOREIGN CURRENCY AND HUF GUARANTEES	USD	12,410.40

Source: GDMA Pte Ltd.

Note:

(1) Calculated on the basis of exchange rate as of December 31, 2008.